Exhibit 99.2

Execution Version

LOAN AGREEMENT

dated as of October 26, 2023

by and among

CENTOGENE N.V.,

as Borrower,

and

PHARMACEUTICAL INVESTMENT COMPANY,

as Lender,

Table of Contents

Page

Section 1.	Definitions	1
Section 2.	Rules of Construction	8
Section 3.	The Loan	9
(a)	Generally	9
(b)	The Closing	9
Section 4.	Representations, Warranties and Covenants of the Borrower	10
(a)	Due Organization, Valid Existence; Power to Perform Obligations	10
(b)	Status of Underlying Shares	10
(c)	Listing of Underlying Shares	10
(d)	Subsidiaries	11
(e)	SEC Documents; Financial Information	11
(f)	Absence of Certain Changes	11
(g)	[Reserved]	13
(h)	Litigation	13
(i)	Compliance with Laws; Permits	13
(j)	Taxes	13
(k)	Enforceability of Transaction Documents	14
(l)	Non-Contravention	14
(m)	No Consents	14
(n)	Authorization, Execution and Delivery of the Transaction Documents	14
(o)	Investment Company Act	14
(p)	Compliance	14
(q)	Title to Properties	15
(r)	Intellectual Property	15
(s)	Environmental Matters	18
(t)	Insurance Coverage	18
(u)	[Reserved]	18
(v)	Tax Representations	18
(w)	[Reserved]	18
( x)	Cybersecurity; Data Protection	19
(y)	Compliance with Health Care Laws	20
(z)	Nasdaq	22
(aa)	Securities Act Matters	22
(bb)	Employment Matters	22
(cc)	[Reserved]	23
(dd)	Employee Benefit Matters	23
(ee)	Anti-Corruption	25
(ff)	Sanctions and Trade Controls	26
Section 5.	Representations, Warranties and Covenants of Lender	26
(a)	Authorization, Execution and Delivery of This Agreement	26

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(b)	Non-Contravention	26
(c)	Acknowledgement of Risks; Investment and Transaction Sophistication	26
(d)	No Registration	26
(e)	Restricted Securities	27
Section 6.	Further Covenants of the Parties	28
(a)	Right to Nominate Lender Director	28
(b)	Restrictions on Transfer	29
(c)	Authorized Shares	29
(d)	Use of Proceeds	29
(e)	Additional Documentation	30
(f)	Indebtedness	30
(g)	Rights Upon Conversion	30
Section 7.	Conditions to Obligations of the Borrower and Lender	31
(a)	Conditions to the Obligations of the Borrower	31
(b)	Conditions to Lender’s Obligations	31
Section 8.	The Release Time	32
Section 9.	Miscellaneous	32
(a)	Survival	32
(b)	Entire Agreement; Waiver; Amendment	32
(c)	Assignability	32
(d)	Further Instruments and Acts	32
(e)	Waiver of Jury Trial	33
(f)	Governing Law	33
(g)	Arbitration	33
(h)	Counterparts	33
(i)	Notices	33
(j)	Binding Effect	35
(k)	Severability	35
(l)	No Third Party Beneficiaries	35
(m)	Interpretation	35
(n)	Confidentiality	35

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Schedules and Exhibits

Exhibit A: Terms and Conditions of Loan	A-1

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LOAN AGREEMENT

This LOAN AGREEMENT (as the same may be amended, supplemented, restated or otherwise modified from time to time, and including all Schedules and Exhibits hereto and thereto, this “Agreement”), dated as of October 26, 2023, between CENTOGENE N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Borrower”), and PHARMACEUTICAL INVESTMENT COMPANY (“Lender”).

WHEREAS, the Borrower has requested that Lender make available to the Borrower the convertible term loan financing facility described herein. Lender is willing to extend such convertible term loan to the Borrower under the terms and conditions set forth herein and in Exhibit A.

THEREFORE, in consideration of the agreements, provisions and covenants herein contained, the Borrower and Lender each agree as follows.

Section 1.                Definitions.

“Affiliate” has the meaning set forth in Rule 144 as in effect on the Closing Date.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Anti-Corruption Laws” means all applicable laws, rules and regulations relating to bribery or corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the UK Bribery Act 2010, the anti-corruption laws of the country of incorporation of the Borrower, and any other applicable anti-corruption or anti-bribery laws.

“Articles of Association” means the Borrower’s articles of association (as supplemented, amended or restated).

“Benefit Plan” means each “employee benefit plan” (as defined under Section 3(3) of ERISA, whether or not subject to ERISA) and any other plan, policy, or agreement providing current or deferred compensation, severance, change-in-control payments, equity awards, fringe benefits, or other compensation or benefits, regardless of whether the plan, policy, or arrangement is written or unwritten or is funded or unfunded, which the Borrower or any ERISA Affiliate sponsors or maintains or to which the Borrower has had any obligation to contribute or any other liability, whether actual or contingent.

“Borrower” has the meaning set forth in the preamble of this Agreement.

“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in New York City, United States, Riyadh, Saudi Arabia or Frankfurt am Main, Germany are authorized or required by Law or executive order to close or be closed.

“Business Employee” means each employee of either the Borrower or any Subsidiary of the Borrower.

“Capital Shares” has the meaning set forth in the Terms and Conditions.

“Closing” has the meaning set forth in Section 3(b)(i).

“Closing Date” has the meaning set forth in Section 3(b)(i).

“Closing Legal Opinion” has the meaning set forth in Section 4(u).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means the common shares, nominal value €0.12 per share, of the Borrower.

“Company Business” means the business of the Borrower and its Subsidiaries as currently conducted or proposed to be conducted.

“Conversion Price” has the meaning set forth in the Terms and Conditions.

“Copyright License” means any written agreement between the Borrower or any of its Subsidiaries, on the one hand, and a third party, on the other hand, pursuant to which the Borrower or any of its Subsidiaries grants rights under its Copyrights included in Intellectual Property, or such third party grants the Borrower or any of its Subsidiaries rights under such third party’s Copyrights.

“Copyrights” means all copyrights, whether registered or unregistered, held pursuant to the laws of the United States of America, any State thereof, or of any other country.

“Current Company IP” has the meaning set forth in Section 4(r)(iv).

“Data Protection Obligations” has the meaning set forth in Section 4(x).

“Environmental Laws” has the meaning set forth in Section 4(s).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (other than the Borrower or any of its Subsidiaries) that, together with the Borrower or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financial Statements” has the meaning set forth in Section 4(e).

“FDA” means the United States Food and Drug Administration, or any successor thereto.

“Government Official” means any officer or employee of a foreign governmental authority or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such foreign governmental authority or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof, excluding officials of the governments of the United States, the several states thereof, any local subdivision of any of them or any agency, department or unit of any of the foregoing.

“Governmental Entity” means (a) any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency, instrumentality, any court, tribunal, arbitrator, mediator or other governmental official, authority or instrumentality and (b) any entity to whom a Governmental Entity has assigned or delegated any authority or oversight responsibilities, including any notified body accredited, designated, licensed, authorized or approved to assess and certify the conformity of a medical device (including in vitro diagnostic medical device) with the requirements of the In Vitro Diagnostic Medical Devices Directive 98/79/EC, the In Vitro Diagnostic Medical Devices Regulation (EU) 2017/746, and applicable harmonized standards.

“Health Care Laws” has the meaning set forth in Section 4(y)(i).

“HIPAA” has the meaning as set forth in Section 4(x).

“IFRS” means the International Accounting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, at any specified time, without duplication, any of the following indebtedness of any Person (whether or not contingent and including, without limitation, any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and other amounts which would be payable in connection therewith): (a) any obligations of such Person for borrowed money or in respect of loans or advances (whether or not evidenced by bonds, debentures, notes, or other similar instruments or debt securities); (b) any obligations of such Person as lessee under any lease or similar arrangement required to be recorded as a capital lease in accordance with IFRS; (c) all liabilities of such Person under or in connection with letters of credit or bankers’ acceptances, performance bonds, sureties or similar obligations that have been drawn down, in each case, to the extent of such draw; (d) all liabilities of such Person arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; and (e) any liability or obligation of others guaranteed by, or secured by any Lien on the assets of, such Person.

“Intellectual Property” means all Copyrights, Trademarks, Patents, trade secrets, inventions and mask works owned or controlled by the Borrower and its Subsidiaries, together with the rights to sue for past, present and future infringement of any of the foregoing and the goodwill associated therewith.

“Lender Nominee” has the meaning set forth in Section 6(a)(i).

“IT Systems” has the meaning set forth in Section 4(x).

“IRS” means the United States Internal Revenue Service.

“License Agreements” means any Copyright License, Patent License and Trademark License.

“JAMS” has the meaning set forth in Section 10(g).

“JAMS Rules” has the meaning set forth in Section 10(g).

“Joint Venture” has the meaning set forth in Section 6(d).

“Law” means any statute, law, ordinance, rule, regulation, code, approval, license, Permit or Order, in each case, of any Governmental Entity.

“Lien” is a claim, mortgage, deed of trust, levy, charge, pledge, security interest or other encumbrance of any kind, whether voluntarily incurred or arising by operation of Law or otherwise against any assets or property.

“Loan” means the meaning set forth in Section 3(a). To the extent all or any portion of the Loan made on the Closing Date is assigned by Lender to a Permitted Transferee (or Permitted Transferees), the use of the term “Loan” herein shall refer collectively to the Loan Commitments held by all Permitted Transferees.

“Loan Commitment” means, with respect to any Lender, the amount set forth opposite such Lender’s name on Schedule A hereto under the caption “Loan Commitment Amount”, as amended from time to time to reflect any permitted and effective assignments and as such amount may be reduced, terminated or converted pursuant to this Agreement.

“Material Adverse Effect” means any change, event, effect, state of facts or occurrence arising after the date of this Agreement that, individually or in the aggregate with any other change, event, effect, state of facts, or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the assets, liabilities, results of operations, financial condition or business of the Borrower and its Subsidiaries taken as a whole, or (b) the ability of the Borrower to perform its obligations under the Transaction Documents, in each case excluding any effect resulting from (A) any failure, in it of itself, by NV to maintain compliance with the minimum bid price, minimum stockholders’ equity or minimum market value of publicly-held securities requirement of The Nasdaq Stock Market LLC (it being understood that the facts or causes underlying or contributing to such failure, including, without limitation, any decline in stockholders’ equity, may be considered in determining whether a Material Adverse Change has occurred unless otherwise excluded pursuant to any of the other clauses of this definition) or (B) any “going concern” or similar qualification in the audit report prepared in connection with the financial statements for the NV and its Controlled Affiliates.

“Maximum Number of Underlying Shares” has the meaning set forth in Section 4(b).

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nomination Right Condition” has the meaning set forth in Section 6(a)(i).

“Open Source Licenses” has the meaning set forth in Section 4(r)(xi).

“Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the usual and ordinary course of normal day-to-day operations of such Person, consistent (in scope, manner, amount and otherwise) with the such Person’s past practices through the date of this Agreement.

“Oxford Loan” has the meaning set forth in Section 6(f).

“Oxford Subordination Agreement” means that certain Subordination Agreement, dated as of the Closing Date, between Oxford Finance LLC and the Lender, and acknowledged by the Borrower and certain of its Subsidiaries, as the same may be amended, supplemented, restated or replaced from time to time, including any replacement subordination agreement required by the lenders providing financing that replaces or refinances the Oxford Loan.

“Patent License” means any written agreement between the Borrower or any of its Subsidiaries, on the one hand, and a third party, on the other hand, pursuant to which the Borrower or any of its Subsidiaries grants rights under its Patents included in Intellectual Property, or such third party grants the Borrower or any of its Subsidiaries rights under such third party’s Patents.

“Patents” means all letters patent, or rights corresponding thereto, in the United States of America or in any other country, all registrations, recordings, reissues, extensions, or renewals, thereof, and all applications for letters patent, or rights corresponding thereto, in the United States of America or any other country.

“Payor” means any health care insurance and other similar programs under which the Borrower or any of its Subsidiaries are directly or indirectly receiving payments, including any federal or state healthcare program, Medicare, Medicaid, the TRICARE program, the Veterans Health Administration, private or commercial insurance programs, third-party administrators, preferred provider organizations, managed care organizations, health maintenance organizations, health plans, self-insured health plans, or any fiscal intermediary or contractor of any of the foregoing.

“Pension Commitments” has the meaning set forth in Section 4(cc)(vi).

“Permit” means all certifications, registrations, licenses, permits, franchises, approvals, clearances, exemptions, authorizations or consents issued by any Governmental Entity, or declarations of conformity, necessary for or used in the conduct or operation of the Borrower’s or any of its Subsidiaries’ business.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with IFRS, (b) any mechanics’, carriers’, workers’, repairers’ and other similar Liens arising or incurred in the Ordinary Course of Business for obligations that are not overdue or are being contested in good faith by appropriate proceedings, (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity, (d) Liens and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that (i) are matters of record, (ii) would be disclosed by a current, accurate survey of such real property or (iii) do not materially interfere with the present uses of such real property, (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (f) non-exclusive Intellectual Property licenses granted in the Ordinary Course of Business and (g) Liens securing Term Loans (as defined in the Oxford Loan) in an aggregate principal amount not to exceed $50,000,000 (or at any time prior to an Insolvency Proceeding (as defined in the Oxford Subordination Agreement) of Borrower or any of its material Subsidiaries, such larger amount with the prior written consent of the Lender and from and after such Insolvency Proceeding such consent shall not be required) and all other Obligations (as defined in the Oxford Loan) in respect of the Oxford Loan. For the sake of clarity, the aggregate principal amount of the Oxford Loan shall not include interest, Lenders’ Expenses, the Prepayment Fee, the Final Payment, the payment under the Success Fee Agreement (as such terms are defined in the Oxford Loan) or other amounts due to the collateral agent and the lenders in respect of the Oxford Loan.

“Permitted Transferees” has the meaning set forth in Section 6(b).

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization or a government or agency or political subdivision thereof.

“Personal Data” has the meaning set forth in Section 4(x).

“PIK Interest Payment” has the meaning set forth in the Terms and Conditions.

“Preemptive Rights Agreement” means that certain Preemptive Rights Agreement, dated as of the Closing Date, between the Borrower and the Lender, as the same may be amended or supplemented from time to time.

“Principal Amount” means the principal amount of the Loan issued on the Closing Date, as such amount may be increased pursuant to the PIK Interest Payment as provided in the Terms and Conditions.

“Process” or “Processing” or “Processed” means, with respect to data, the access, use, collection, processing, storage, hosting, alteration, transfer, retrieval, transmittal, disclosure, disposal, dissemination or combination of such data.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the Closing Date, between the Borrower and Lender, as the same may be amended or supplemented from time to time, in accordance with its terms.

“Release Time” has the meaning set forth in Section 8.

“Representatives” means a Persons’ Affiliates, employees, agents, consultants, accountants, attorneys or financial advisors.

“ROFO Agreement” means that certain ROFO Agreement, dated as of the Closing Date, between the Lender, DPE Deutsche Private Equity GmbH, Careventures Fund II S.C.Sp, and TVM Life Science Innovation I, L.P., as the same may be amended or supplemented from time to time.

“Safety Notices” has the meaning set forth in Section 4(y)(ii).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States, the European Union or any member state thereof, the United Kingdom, the United Nations or any governmental institution or agency of any of the foregoing, including the United States’ Office of Foreign Assets Control (“OFAC”) or the United States Department of State, the United Kingdom’s Office of Financial Sanctions Implementation or His Majesty’s Treasury or the United Nations Security Council.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic).

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“SEC” means the Securities and Exchange Commission.

“SEC Documents” means all reports, schedules, registration statements, proxy statements and other documents (including all amendments, exhibits and schedules thereto) filed by the Borrower with the SEC on or after January 1, 2021.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” has the meaning set forth in Section 4(x).

“Security Risk Analysis” has the meaning set forth in Section 4(x).

“Subsequent Lender Shareholders Agreement” has the meaning set forth in Section 6(g).

“Subsidiary” means, when used with reference to a party, any Person, whether incorporated or unincorporated, of which an amount of the equity, voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the Equity Securities of which) is owned directly or indirectly by such party or any other Subsidiary of such party, or such party is a general partner or serves in a similar capacity.

“Supervisory Board of Directors” means the supervisory board (raad van commissarissen) of the Borrower.

“Take-Private Transaction” means any transaction or event in which the Common Shares of Borrower (or replacement equity interest in any surviving entity, acquirer successor, or transferee, as applicable (or the parent entity thereof)) are no longer listed on Nasdaq or any other national securities exchange.

“Tax” and “Taxes” means any present or future tax, duty, levy, impost, assessment, deduction, withholding (including United States backup withholding), fees or other charge in the nature of taxes (including penalties and interest and other similar liabilities related thereto) imposed by any Governmental Entity.

“Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes (and any amendments thereto), including any information return, claim for refund or declaration of estimated Taxes.

“Terms and Conditions” means the terms and conditions of the Loan attached in the form of Exhibit A hereto.

“Trade Controls” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Trademark License” means any written agreement between the Borrower or any of its Subsidiaries, on the one hand, and a third party, on the other hand, pursuant to which the Borrower or any of its Subsidiaries grants rights under its Trademarks included in Intellectual Property, or such third party grants the Borrower or any of its Subsidiaries rights under such third party’s Trademarks.

“Trademarks” means all trademarks (registered, common law or otherwise) and any applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or in any similar office or agency of the United States of America, any State thereof or any other country or any political subdivision thereof.

“Transaction Documents” means, collectively, this Agreement (including the Terms and Conditions attached hereto), the Registration Rights Agreement, the Preemptive Rights Agreement, the ROFO Agreement and the Oxford Subordination Agreement.

“Transfer” means any direct or indirect sale, transfer, hypothecation, assignment, gift, bequest or disposition by any other means, whether for value or no value and whether voluntary or involuntary. The term “Transferred” shall have a correlative meaning.

“U.S. Person” means a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the Securities Act.

“Underlying Shares” means the Common Shares issuable upon conversion of the Loan.

Section 2.                Rules of Construction. For purposes of this Agreement:

(a)               “or” is not exclusive;

(b)               “including” means “including without limitation”;

(c)               “will” expresses a command;

(d)               words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(e)               “herein,” “hereof” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement, unless the context requires otherwise;

(f)                references to currency mean the lawful currency of the United States of America, unless the context requires otherwise; and

(g)               the exhibits, schedules and other attachments to this Agreement are deemed to form part of this Agreement.

Section 3.                The Loan.

(a)        Generally. Subject to the other terms of this Agreement, Lender hereby agrees to make to Borrower a Loan on the Closing Date in an original aggregate principal amount equal to Lender’s Loan Commitment (the “Loan”). Lender’s obligation to fund the Loan shall be limited to Lender’s Loan Commitment Amount. The Loan shall be funded in one advance on the Closing Date.

(b)        The Closing.

(i)              Closing Date and Location. The closing of the Loan pursuant to this Agreement (the “Closing”) will take place virtually through electronic transfer, or at such physical location as may be agreed upon by the parties hereto, at 10:00 a.m., New York City time, on the later of (1) such date on which the conditions to Closing set forth in Section 7 are satisfied or waived; and (2) such other time and place as the Borrower and Lender may agree (such later date, the “Closing Date”); provided that if the Closing Date has not occurred on or prior to November 30, 2023, this Agreement shall automatically terminate unless the parties otherwise agree in writing.

(ii)             Loan Proceeds. Subject to satisfaction of the applicable conditions precedent specified in this Agreement, at or prior to 9:30 a.m., New York City time, on the Closing Date, Lender agrees to make funds available to the Borrower, by wire transfer to the account designated by the Borrower at least five (5) Business Days prior to the Closing Date, equal to the aggregate Loan Commitment Amount.

(iii)            Lender Records. The Loan made by Lender, including the amounts of principal and interest thereon, shall be evidenced in the records of Lender and shall be prima facie evidence, absent obvious error, of the existence and amounts of the Advances, principal, interest and other obligations under the Transaction Documents recorded therein; provided that the failure of Lender to maintain such records or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loan in accordance with the terms of this Agreement.

(iv)           Payments. The Borrower shall repay the Loan in accordance with Article 2 of the Terms and Conditions.

(v)            Interest. From and following the Closing Date, the Loan shall bear interest as set forth in Article 2 of the Terms and Conditions.

Section 4.                Representations, Warranties and Covenants of the Borrower. The Borrower represents and warrants to Lender and covenants that:

(a)        Due Organization, Valid Existence; Power to Perform Obligations. The Borrower is duly organized and validly existing as a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands, with full power and authority to conduct its business as it is currently being conducted and to own or lease and use its properties and assets. The Borrower has full power and authority to enter into the Transaction Documents and perform all of its obligations hereunder and thereunder.

(b)        Status of Underlying Shares. Subject to the terms of this Agreement, the Loan will be convertible into Common Shares (together, if applicable, with cash in lieu of any fractional Common Share). The Borrower’s authorized share capital (“maatschappelijk kapitaal”) is EUR 9,480,000 which consists of 79,000,000 Common Shares with a nominal value of EUR 0.12 and as of June 12, 2023, 27,865,752 Common Shares were issued and outstanding. Except for the securities described in the foregoing sentence or otherwise disclosed to the Lender immediately prior to the Closing Date, there are not issued, reserved for issuance or outstanding (i) any equity securities of the Borrower or its Subsidiaries, (ii) any securities convertible into or exchangeable or exercisable for equity securities of the Borrower or its Subsidiaries or (iii) any warrants, calls, options or other rights to acquire from the Borrower or its Subsidiaries any equity securities or securities convertible into or exchangeable or exercisable for equity securities of the Borrower or its Subsidiaries (in each case, other than equity securities held by the Borrower or any of its Subsidiaries). The Borrower will, at all times while the Loan is outstanding, (i) not propose at any general meeting of the Borrower’s shareholders any reduction of the authorized share capital (“maatschappelijk kapitaal”) of the Borrower such that the authorized share capital would be insufficient to provide a number of Common Shares for issuance upon conversion of the Loan equal to the initial maximum number of such shares issuable upon conversion

(assuming conversions are settled by the delivery of a number of Common Shares equal to the product of (x) the Principal Amount of the Loan (expressed in thousands) and (y) the initial Conversion Price (the “Maximum Number of Underlying Shares”)), and (ii) will otherwise use its reasonable best efforts to ensure that the authorized share capital (“maatschappelijk kapitaal”) of the Borrower is sufficient to provide for the Maximum Number of Underlying Shares to be issued upon conversion of the Loan in accordance with the terms of the applicable Transaction Documents. When the Underlying Shares are issued upon conversion of the Loan in accordance with the terms of the applicable Transaction Documents, such Underlying Shares will be validly issued, fully paid and non-assessable (meaning that the holder of a Common Share shall not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such Common Share), and the issuance of any such Underlying Shares will not be subject to any preemptive or similar rights. To the extent the Borrower delivers Common Shares held in its treasury in settlement of the conversion of the Loan, each reference in this Agreement to the issuance of Underlying Shares in connection therewith will be deemed to include such delivery, mutatis mutandis.

(c)        Listing of Underlying Shares. At or before the Closing, the Borrower will have submitted to Nasdaq an Application for Listing of Additional Shares with respect to the listing of the Underlying Shares. The Borrower shall provide confirmation to Lender when the Underlying Shares are listed with Nasdaq. The Borrower will use its commercially reasonable efforts to maintain the listing of the Underlying Shares for so long as the Common Shares are then so listed.

(d)        Subsidiaries. The Borrower’s Subsidiaries consist of all the entities listed on Schedule 4(d). The Borrower, directly or indirectly, owns of record and beneficially, free and clear of all Liens (except for Liens securing Indebtedness under the Oxford Loan), all of the issued and outstanding capital stock or equity interests of each of its Subsidiaries. All of the issued and outstanding capital stock or equity interests of the Borrower’s Subsidiaries has been duly authorized and validly issued, and in the case of corporations, is fully paid and non-assessable (meaning that the holder of a share or other equity interest in a Subsidiary of the Borrower shall not by reason of merely being such a holder be subject to assessment or calls by the relevant Subsidiary or its creditors for further payment on such share). There are no outstanding rights, options, warrants, preemptive rights, conversion rights, rights of first refusal or similar rights for the purchase or acquisition from any of the Borrower’s Subsidiaries of any securities of such Subsidiaries nor are there any commitments to issue or execute any such rights, options, warrants, preemptive rights, conversion rights or rights of first refusal.

(e)        SEC Documents; Financial Information. Except as set forth on Schedule 4(e), since January 1, 2021, the Borrower has timely filed (i) all annual reports (including all amendments, exhibits and schedules thereto) and (ii) all other reports and other documents (including all amendments, exhibits and schedules thereto), in each case required to be filed by the Borrower with the SEC pursuant to the Exchange Act and the Securities Act. As of their respective filing dates, such SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder applicable to such SEC Documents, and as of their respective dates none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Borrower included in the SEC Documents (the “Financial Statements”) comply as of their respective dates in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto (except as may be indicated in the notes thereto), and present fairly in all material respects as of their respective dates the consolidated financial position of the Borrower and its Subsidiaries as at the dates thereof and the consolidated results of their operations and their consolidated cash flows for each of the respective periods, all in conformity with IFRS (except as may be indicated in such Financial Statements or the notes thereto).

(f)         Absence of Certain Changes. (i) From December 31, 2022 through the date hereof, the Borrower and each of its Subsidiaries has conducted its business in the Ordinary Course of Business and (ii) except as set forth in Schedule 4(f), from December 31, 2022 through the date hereof, there has not been:

(1)               any material change in the assets, liabilities, financial condition or operating results of the Borrower or its Subsidiaries, except for (A) changes in the Ordinary Course of Business or (B) any changes that the Borrower’s annual report on Form 20-F for the year ended December 31, 2022 discloses have occurred or are reasonably expected to occur;

(2)               any declaration or payment by the Borrower or its Subsidiaries of any dividend, or any authorization or payment by the Borrower or its Subsidiaries of any distribution, on any of the capital stock of the Borrower or such Subsidiary, or any redemption, cancellation or repurchase by the Borrower or any such Subsidiary of any securities of the Borrower or any such Subsidiary;

(3)               any adoption of any amendment to, or other modification of, the constituent documents of the Borrower or any of its Subsidiaries;

(4)               any incurrence of material Indebtedness, whether assumed, guaranteed or endorsing the obligations of any Person, except for the Oxford Loan;

(5)               any issuance, sale, pledge, disposal of, Lien or other transfer of any equity securities, securities convertible, exchangeable or exercisable into equity securities, or warrants, options or other rights to acquire equity securities, of the Borrower or any of its Subsidiaries (except pursuant to any ordinary course equity compensation or incentive plan (including any employee stock ownership plan, or other compensation agreements or arrangements));

(6)               any (A) increase in the compensation or benefits of any of the directors or officers of the Borrower or any of its Subsidiaries, except as may be required under existing Benefit Plans or applicable Law, (B) enter into, adopt, amend or terminate any Benefit Plan of the Borrower or any of its Subsidiaries, (C) grant or increase any severance, retention or termination pay to any current or former director or officer, or increase benefits payable thereto under any existing severance or termination pay policies, (D) take any action to accelerate the vesting or payment of any compensation or benefit, or to fund or otherwise secure any obligations under any Benefit Plan, (E) hire or terminate any director or officer of the Borrower or any of its Subsidiaries other than for cause, or (F) enter into any collective bargaining agreement or into negotiations or discussions with any union;

(7)               any material change in any method of accounting practice other than those required by IFRS;

(8)               any transfer, sale, assignment or other disposition of, or lease or exclusive license of, any material property or assets of the Borrower or any of its Subsidiaries other than in the Ordinary Course of Business;

(9)               any material damage, destruction or loss, whether or not covered by insurance, to any material assets or properties of the Borrower or its Subsidiaries;

(10)           any waiver, not in the Ordinary Course of Business, by the Borrower or any of its Subsidiaries of a material right or of a material debt owed to it;

(11)           any satisfaction or discharge of a material claim or Lien or repayment of any material Indebtedness by the Borrower or any of its Subsidiaries, except in the Ordinary Course of Business;

(12)           any change or amendment to the Borrower’s Articles of Association, or termination of or material amendment to any material contract of the Borrower or any of its Subsidiaries;

(13)           any entrance into, renewal, modification or revision of any contract with any officer or director of the Borrower or its Subsidiaries, other than contracts related to the employment or employee benefits of such Persons;

(14)           any material acquisition, disposition or similar transaction entered into by the Borrower or any of its Subsidiaries other than in the Ordinary Course of Business; or

(15)           any other event, occurrence, development or condition that, to the knowledge of the Borrower, has had or would reasonably be expected to have a Material Adverse Effect.

(g)        [Reserved].

(h)        Litigation. Except as set forth on Schedule 4(h), there is no material litigation or proceeding with or by any Governmental Entity pending or, to the knowledge of the Borrower, threatened in writing, against the Borrower or any of its Subsidiaries or affecting any of the business, operations, properties or assets of the Borrower or any of its Subsidiaries. Neither the

Borrower nor any of its Subsidiaries is subject to any material Order that is expressly applicable to the Borrower or any of its Subsidiaries.

(i)         Compliance with Laws; Permits. The Borrower and its Subsidiaries are in material compliance with all applicable Laws. The Borrower and its Subsidiaries have obtained and maintained in all material respects, all Permits, including any Permits required pursuant to any applicable Health Care Laws, and all of such Permits are in full force and effect. The Borrower and each of its Subsidiaries have fulfilled and performed in all material respects all of their respective obligations with respect to all applicable Permits, and, to the knowledge of the Borrower, no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or result in any other impairment of the rights of the holder of any such Permit.

(j)         Taxes. The Borrower and each of its Subsidiaries has filed all Tax Returns required to be filed within the applicable periods for such filings (with due regard to any extension) and has paid all Taxes required to be paid.

(k)        Enforceability of Transaction Documents. Each of the Transaction Documents to which the Borrower is a party constitutes a valid and binding agreement or instrument of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by equitable principles relating to enforceability, including principles of commercial reasonableness, good faith and fair dealing, regardless of whether enforcement is sought in a proceeding at Law or in equity.

(l)         Non-Contravention. The execution, delivery and performance by the Borrower of the Transaction Documents, including the borrowing of the Loan and the issuance of the Underlying Shares upon conversion of the Loan in the manner contemplated by the Transaction Documents, and the consummation by the Borrower of the other transactions contemplated by this hereby and thereby, will not (i) contravene in any material respect any Law binding on, or any Order of any Governmental Entity (including the rules of Nasdaq) applicable to, the Borrower or any of its Subsidiaries; (ii) constitute a material breach or violation or result in a default under any loan agreement, mortgage, lease or other agreement or instrument to which the Borrower or any of its Subsidiaries is a party or by which any of them is bound; or (iii) constitute a breach or violation or result in a default under the organizational documents of the Borrower or any of its Subsidiaries.

(m)       No Consents. No consent, approval, authorization, Order, license, registration or qualification of or with any Governmental Entity or other Person is required for the execution, delivery and performance by the Borrower of its obligations under the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, except (i) such as have been obtained or made (or will, at the Closing, have been obtained or made) and except for any filings as may be required (and will have been obtained or made in each case when and as required) under the Exchange Act, by Nasdaq or, if relevant, the Dutch Trade Register (Kamer van Koophandel) and (ii) where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

(n)        Authorization, Execution and Delivery of the Transaction Documents. The Transaction Documents have been duly authorized, executed and delivered by the Borrower.

(o)        Investment Company Act. The Borrower is not and, after giving effect to the transactions contemplated by the Transaction Documents, will not be an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(p)       Compliance. The Borrower and each of its Subsidiaries, taken as a whole, is not (i) in material default under or in material violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Borrower or any of its Subsidiaries under), nor has the Borrower or any of its Subsidiaries received notice of a claim that it is in material default under or that it is in material violation of, any indenture, loan or credit agreement or any other material agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), or (ii) in material violation of any Order.

(q)        Title to Properties. Except as set forth on Schedule 4(q)(i) or as would not reasonably be expected to have a Material Adverse Effect, the Borrower and its Subsidiaries (i) have good and marketable title to all material real properties and all other material tangible properties and assets owned by them, in each case free from Liens and defects, except for Permitted Liens, (ii) hold any leased real or personal property under valid, subsisting and enforceable leases with which the Borrower and its Subsidiaries are in material compliance, and (iii) use all real property leased by the Borrower or any of its Subsidiaries in all material respects in compliance with all applicable Laws. Except as set forth on Schedule 4(q)(ii), in the past three years from the date hereof, the Borrower and its Subsidiaries have not received written notice of any material violation or default under any real property lease. Except as set forth on Schedule 4(q)(iii), in the past three years from the date hereof, the Borrower and its Subsidiaries have not received any written notice of existing, pending or threatened (A) condemnation proceedings affecting the any leased real property or (B) zoning, building code or other moratorium proceedings, or similar matters, which would reasonably be expected to materially and adversely affect the ability to operate the Borrower’s leased real properties as currently operated in the Ordinary Course of Business.

(r)         Intellectual Property.

(i)        The Borrower and its Subsidiaries own, possess, license or have other rights to use, the Intellectual Property that is necessary or material for use in connection with the Company Business.

(ii)       Except as described on Schedule 4(r)(ii), (A) each of the material Copyrights, Trademarks and Patents included in the Intellectual Property that the Borrower and its Subsidiaries own or exclusively in-license are valid, subsisting and enforceable, (B) no material Copyrights, Trademarks and Patents included in the Intellectual Property has been adjudged invalid or unenforceable, in whole or in part, and (C) no written claim has been made to the Borrower or any of its Subsidiaries that any material Copyrights, Trademarks and Patents included in the Intellectual Property violates the rights of any third party.

(iii)      Schedule 4(r)(iii) sets forth a true, correct and complete list of each of the Patents, registered Trademarks and registered Copyrights included in the Intellectual Property that the Borrower and its Subsidiaries own or exclusively in-license, and material License Agreements under which the Borrower and its Subsidiaries in-license Intellectual Property from third parties (other than shrink-wrap software licenses or off-the-shelf commercial software licenses), together with application or registration numbers, as applicable, in each case as of the Closing Date. The Borrower or any of its Subsidiaries is not in material breach of, nor has the Borrower or any of its Subsidiaries failed to perform any material obligations under, any of the foregoing License Agreements and, to the Borrower’s knowledge, no third party to any such License Agreement is in material breach thereof or has failed to perform any material obligations thereunder.

(iv)      Except as set forth on Schedule 4(r)(iv), each item of Intellectual Property that the Borrower or its Subsidiaries own or exclusively in-license that, individually or taken together with any other Intellectual Property, is material to the Company Business, taken as a whole (collectively, the “Current Company IP”) (1) no such item of Current Company IP has lapsed, expired, been cancelled or invalidated or become abandoned or unenforceable, and (2) no written notice has been received challenging the inventorship or ownership, or relating to any lapse, expiration, invalidation, abandonment or unenforceability, of any such item of Current Company IP.

(v)       The Borrower or any of its Subsidiaries possesses valid title to the Current Company IP for which it is listed as the owner or co-owner; and (ii) there are no Liens (other than Permitted Liens) on any Current Company IP.

(vi)      To the Borrower’s knowledge, there are no published patents, patent applications, articles or prior art references that are not owned or controlled by the Borrower or any of the Subsidiaries that would reasonably be expected to materially adversely affect the Company Business.

(vii)     Except as set forth on Schedule 4(r)(vi), each Person who has or has had any rights in or to owned Current Company IP or any trade secrets owned by the Borrower or any of its Subsidiaries, including each inventor named on the Patents within such owned Current Company IP filed by the Borrower or any of its Subsidiaries, has executed an agreement assigning his, her or its entire right, title and interest in and to such owned Current Company IP and such trade secrets, and the inventions, improvements, ideas, discoveries, writings, works of authorship, information and other intellectual property embodied, described or claimed therein, to the stated owner thereof, and to the knowledge of the Borrower, no such Person has any contractual or other obligation that would preclude or conflict with such assignment or the exploitation of the Company Business or entitle such Person to ongoing payments.

(viii)    There are no maintenance, annuity or renewal fees that are currently overdue beyond their allotted grace period for any of the Current Company IP that is owned by or exclusively in-licensed to the Borrower or any of its Subsidiaries, nor have any applications or registrations therefor lapsed or become abandoned, been cancelled or expired, other than those that the Borrower or its Subsidiaries have abandoned, cancelled or allowed to expired for strategic purposes. To the Borrower’s knowledge, there are no maintenance, annuity or renewal fees that are currently overdue beyond their allotted grace period for any of the Current Company IP that is non-exclusively licensed to the Borrower or any of its Subsidiaries, nor have any applications or registrations therefor lapsed or become abandoned, been cancelled or expired, in each case, that would materially impact the exploitation of the Company Business.

(ix)       Except as set forth on Schedule 4(r)(ix), there is no pending or, to the knowledge of the Borrower, threatened in writing action, suit, proceeding or claim by any Person that the Company Business or the business of its Subsidiaries as now conducted infringes or otherwise violates any intellectual property rights of another Person. To the knowledge of the Borrower, there is no existing infringement by another Person of any material Intellectual Property.

(x)        The Borrower and its Subsidiaries have taken all commercially reasonable security measures (assessed by reference to what is commercially reasonable in the life sciences industry) to protect the secrecy, confidentiality, nature and value of all of its Intellectual Property used or held for use by the Borrower or any of its Subsidiaries that are material to the Company Business, where the value of such Intellectual Property is contingent upon maintaining the secrecy or confidentiality thereof. All licenses or other material agreements under which the Borrower is granted material rights to Intellectual Property are, to the knowledge of the Borrower, in full force and effect and, to the knowledge of the Borrower, there is no material default by any other Person thereto. The Borrower has no reason to believe that the licensors under such licenses and other agreements do not have and did not have all requisite power and authority to grant the rights to the Intellectual Property purported to be granted thereby. The consummation of the transactions contemplated hereby and by the other Transaction Documents will not result in the alteration, loss, impairment of or restriction on the Borrower’s or any of its Subsidiaries’ ownership or right to use any Intellectual Property that is material to the conduct of the Borrower’s business as currently conducted. The Borrower and its Subsidiaries have the right to freely transfer, license or assign the Intellectual Property necessary or material in the operation or conduct of the Company Business, without condition, restriction or payment of any kind (other than license payments in the Ordinary Course of Business) to any other Person, and the Borrower and its Subsidiaries own or have the right to use, pursuant to valid licenses, all software development tools, library functions, compilers and all other third-party software and other items that are material to the Company Business, except customary covenants in inbound license agreements and equipment leases where the Borrower or any of its Subsidiary is the licensee or lessee.

(xi)       No material software used by the Borrower or any of its Subsidiaries are subject to an open-source or similar license (including but not limited to the General Public License, Lesser General Public License, Mozilla Public License, or Affero

License) (collectively, “Open Source Licenses”) in a manner that would cause such software or other materials to have to be (A) distributed to third parties at no charge or a minimal charge (royalty-free basis); (B) licensed to third parties to modify, make derivative works based on, decompile, disassemble, or reverse engineer; or (C) used in a manner that does require disclosure or distribution in source code form.

(xii)      The Borrower has not disclosed, delivered, licensed or made available to any Person or agreed or obligated itself to disclose, deliver, license or make available to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any company source code, other than disclosures to employees and independent contractors who are individuals not companies involved in the development of products on behalf of the Borrower under binding written agreements that prohibit use or disclosure except in the performance of services for the Borrower. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Borrower of any company source code, other than disclosures to employees and individual independent contractors involved in the development of the Borrower’s products under binding written agreements that prohibit use or disclosure except in the performance of services for the Borrower. Without limiting the foregoing, neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will result in a release from escrow or other delivery to a Person of any company source code.

(xiii)     The software included in Current Company IP and owned by the Borrower does not contain any disabling mechanisms or protection features which are designed to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such software is stored or installed or damage or destroy any data or file without the user’s consent. The Borrower has implemented procedures that are both reasonable and consistent with standard industry practices designed to ensure its software is free from viruses, disabling or other malicious codes.

(s)        Environmental Matters. Neither the Borrower nor any of its Subsidiaries is in material violation of any Law or Order of any Governmental Entity, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), has released any hazardous substances regulated by Environmental Law on to any real property that it owns or operates, or has received any written notice or claim it is liable for any off-site disposal or contamination pursuant to any Environmental Laws, except in each case as would not reasonably be expected to have a Material Adverse Effect; and to the knowledge of the Borrower, there is no pending or threatened in writing investigation that would reasonably be expected to lead to such a claim.

(t)         Insurance Coverage. The Borrower and each of its Subsidiaries (i) maintain insurance covering their respective properties, operations, personnel and businesses as the Borrower reasonably deems adequate relative to customary industry practice, (ii) the Borrower reasonably believes such insurance insures against such losses and risks in accordance with customary industry practice to protect the Borrower and the Subsidiaries and their respective businesses and which is commercially reasonably for the current conduct of their respective businesses, and (iii) maintains such insurance in full force on the date hereof.

(u)       [Reserved].

(v)       Tax Representations. There are no material U.S. federal, state, county, local or non-U.S. Taxes due and payable by the Borrower and its subsidiaries that have not been timely paid. There are no material accrued and unpaid U.S. federal, state, county, local or non-U.S. Taxes of the Borrower or its subsidiaries that are due, whether or not assessed or disputed. There have been no examinations or audits of any tax returns or reports of the Borrower or its subsidiaries by any applicable U.S. federal, state, local or non-U.S. Governmental Entity. The Borrower and its subsidiaries have duly and timely filed all material U.S. federal, state, county, local and non-U.S. tax returns required to have been filed by them, and there are in effect no waivers of applicable statutes of limitations with respect to Taxes of the Borrower or its subsidiaries for any year.

(w)       [Reserved].

(x)        Cybersecurity; Data Protection. The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases owned by, or licensed or leased to, the Borrower and its Subsidiaries and used in the business of the Borrower and its Subsidiaries (collectively, “IT Systems”) are adequate for, and operate and perform as required in all material respects in connection with the operation of the business of the Borrower and its Subsidiaries as currently conducted and, to the knowledge of the Borrower, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Borrower and its Subsidiaries have implemented and maintained appropriate and commercially reasonable controls, policies, procedures, safeguards and other technical and organizational measures necessary to maintain and protect their confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (including protected health information) (“Personal Data”)) Processed in connection with their businesses as currently conducted. The Borrower and its Subsidiaries have taken commercially reasonable steps in accordance with industry standard practices (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect Personal Data Processed by or on behalf of the Borrower or any of its Subsidiaries. There have been no breaches, violations, outages or unauthorized uses of or accesses to the IT Systems or Personal Data in the possession, custody or control of the Borrower or any of its Subsidiaries, nor any incidents under internal review or investigations relating to the same, including any alleged “breach” as defined in 45 C.F.R. § 164.402 or successful “security incident” (as defined in 45 C.F.R. § 164.304) with respect to “protected health information” (as defined in 45 C.F.R. § 160.103) (each, a “Security Incident”), except which would not, individually or in the aggregate, reasonably be expected to be material to the Borrower and its Subsidiaries, taken as a whole. The Borrower and its Subsidiaries have made all notifications to patients, customers or individuals required to be made by the Borrower and its Subsidiaries under applicable Data Protection Obligations arising out of or relating to any event of unauthorized access to or disclosure or acquisition of any Personal Data by any Person of which the Borrower has knowledge. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Borrower and its Subsidiaries, taken as a whole, the Borrower and its Subsidiaries are presently, and since January 1, 2021, have been in compliance with (i) all applicable Laws relating to the Processing of data, data privacy, data security, data breach notification, and the cross-border transfer of Personal Data (including without limitation, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, and the regulations promulgated thereunder (“HIPAA”), the General Data Protection Regulation EU 2016/679, the German Federal Data Protection Act, the ePrivacy Directive and national implementing and supplementing laws in the European Economic Area and United Kingdom, the Kingdom of Saudi Arabia’s National Data Management Office’s Interim Regulations on Personal Data Protection) and all applicable Orders and Laws of any Governmental Entity; (ii) internal and external privacy policies; and (iii) applicable industry standards and contractual obligations applicable to the Borrower and its Subsidiaries relating to the privacy and security of IT Systems and Personal Data (including the Payment Card Industry Data Security Standard) (collectively, clauses (i) - (iii), the “Data Protection Obligations”). The Borrower and its Subsidiaries have obtained written agreements from all subcontractors to which the Borrower or any of its Subsidiaries have provided or disclosed Personal Data to the extent required by the applicable Data Protection Obligations, and to the knowledge of the Borrower, no such subcontractor is in material breach of any such agreement. The Borrower and its Subsidiaries have in effect all required business associate contracts (as such term is defined under HIPAA) that satisfy the requirements of HIPAA in all material respects, such agreements permit the Borrower or its Subsidiary to operate the business of the Borrower and its Subsidiaries as it is presently conducted, and the Borrower and its Subsidiaries are not in material breach of any such agreements, and to the knowledge of the Borrower, no such business associate is in material breach of any such agreements. The Borrower and its Subsidiaries, with respect to their business, have undertaken all necessary surveys, audits, inventories, reviews, analyses and/or assessments (including any necessary risk assessments and risk analyses) of all areas of its business and operations required by the Data Protection Obligations, including security risk analyses that meet the standards set forth at 45 C.F.R. § 164.308(a)(1)(ii)(A) (each, a “Security Risk Analysis”), and have addressed and remediated all material risks identified in each Security Risk Analysis. Neither the Borrower nor any of its Subsidiaries has received any written notification of or written complaint regarding non-compliance in any material respect with any Data Protection Obligation. There is no pending, or to the knowledge of the Borrower, threatened in writing, action, suit or proceeding by or before any Governmental Entity, authority or body alleging non-compliance in any material respect with any Data Protection Obligation. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Borrower and its Subsidiaries, taken as a whole, the Borrower and its Subsidiaries have made all disclosures to patients, relatives, customers or other individuals required by applicable Laws and no such disclosures have been inaccurate or in violation of any applicable Laws. The Borrower and its Subsidiaries have adopted and published privacy notices and policies that accurately describe the privacy practices of the Borrower and its Subsidiaries and complied with those notices and policies, and no such notices or disclosures have been inaccurate, misleading or deceptive. The Borrower and its Subsidiaries have all necessary authority, rights, consents and authorizations to Process any Personal Data maintained by or for the Borrower and its Subsidiaries to the extent required in connection with the operation of the Borrower and its Subsidiaries’ business as currently conducted.

(y)        Compliance with Health Care Laws.

(i)        The Borrower and its Subsidiaries are and, since January 1, 2021, have been in material compliance with all applicable Health Care Laws (as defined below). For purposes of this Agreement, “Health Care Laws” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a et seq.), the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286, 287, 1035, 1347, 1349 and the health care fraud criminal provisions under HIPAA, the exclusion laws (42 U.S.C. § 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. Section 1320a-7h), the 21st Century Cures Act (Pub. L. 114-255), the Medicare statute (Title XVIII of the Social Security Act), the Medicaid statute (Title XIX of the Social Security Act) and any other Law or regulation governing or pertaining to a government healthcare program, and any and all other state, local or federal health care Laws and the regulations promulgated pursuant to such Laws, each as amended from time to time, as well as any foreign equivalent Laws in respect of any of the foregoing, including, in the case of the European Union, any such equivalent Laws of the European Union and the corresponding implementing national rules of each member state thereof, and the German Genetic Diagnostic Act (Gendiagnostikgesetz, “GenDG”) and for the Kingdom of Saudi Arabia, the Ministry of Health’s published regulations, policies and guidance. Since January 1, 2021, neither the Borrower nor its Subsidiaries has received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the FDA, or other written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity alleging a material violation of any Health Care Laws, and, to the Borrower’s knowledge, no such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened in writing. The Borrower and its Subsidiaries have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission). None of the Borrower or its Subsidiaries is a party to or has ongoing reporting or disclosure obligations pursuant to any corporate integrity agreements, deferred or non-prosecution agreements, monitoring agreements, consent decrees, settlement orders, plans of correction or similar agreements with or imposed by any Governmental Entity. None of the Borrower, its Subsidiaries or its respective employees, officers or directors, or, to the knowledge of the Borrower, agents, has been excluded, suspended or debarred from participation in any U.S. federal health care program or, to the knowledge of the Borrower, is subject to an inquiry, investigation, proceeding or other similar action from a Governmental Entity that could reasonably be expected to result in debarment, suspension, or exclusion.

(ii)       (A) There have been no material recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety alerts or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Borrower’s products (“Safety Notices”), and (B) to the Borrower’s knowledge, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Borrower’s products, or a termination or suspension of marketing or testing of any of the Borrower’s products.

(iii)       All clinical or preclinical studies, tests, trials or investigations that have been or are being conducted by or on behalf of, or sponsored by, the Borrower or any of its Subsidiaries, or in which the Borrower’s or any of its Subsidiaries’ products or product candidates have participated, and which have been or will be submitted to the FDA or other Governmental Entity in connection with applications for Permits, were and, if still pending, are being conducted in compliance in all material respects with all applicable Health Care Laws. No investigational device exemption or other allowance to commence a clinical trial or investigation filed with or submitted to the FDA or other Governmental Entity by or on behalf of the Borrower or any of its Subsidiaries has been terminated or suspended, and neither the FDA nor any applicable Governmental Entity has commenced, or to the Borrower’s knowledge, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise adversely modify, terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Borrower or any of its Subsidiaries and, to the Borrower’s knowledge, there are no reasonable grounds for the same.

(iv)      The Borrower and each of its Subsidiaries meet all applicable Payor requirements and conditions of participation and are a party to valid participation or other agreements required for payment by such Payors in all material respects. All billing, claims, reporting and documentation practices of the Borrower and its Subsidiaries are in compliance and have been in compliance with all Health Care Laws and legally enforceable Payor requirements in all material respects. Neither the Borrower nor any of its Subsidiaries has billed, received or retained any payment or reimbursement in violation of applicable Health Care Laws or legally enforceable Payor requirements in any material respects. There are no pending audits, recoupments, appeals, or challenges in excess of $500,000 with respect to any billings or claims submissions. No audit, investigation, validation review or program integrity review related to the Borrower or any of its Subsidiaries has been conducted by any Payor or Governmental Entity since January 1, 2021 which, if determined adversely to the Borrower or any of its Subsidiaries, would, individually or in the aggregate, reasonably be expected to be material to the Borrower and its Subsidiaries, taken a whole.

(z)        Nasdaq. As of the date hereof, the Borrower’s Common Shares are listed on Nasdaq. Schedule 4(z) sets forth the grounds (or potential grounds) on which Nasdaq may delist the Borrower’s Common Shares as to which the Borrower is aware as of the date hereof.

(aa)      Securities Act Matters. Assuming the accuracy of the representations and warranties of Investor, the issuance of the Underlying Shares pursuant to this Agreement is exempt from the registration requirements of the Securities Act.

(bb)     Employment Matters.

(i)         Neither the Borrower nor any of its Subsidiaries is or has ever been bound by any union contract or collective bargaining agreement and no labor union or works council or similar labor organization or representative body represents any Business Employee. There is no material activity or proceeding by any labor union or representative thereof to organize any Business Employee. There are no controversies, strikes, slowdowns, work stoppages or any other material labor disputes involving any Business Employee pending or, to the knowledge of the Borrower, threatened in writing, nor have there been any such controversies, strikes, slowdowns or work stoppages in the past three years. There are no grievances or unfair labor practice complaints pending against the Borrower or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Entity with respect to any Business Employee.

(ii)        Except as would not reasonably be expected to have a Material Adverse Effect, the Borrower and its Subsidiaries are, and have been for the past three years, in compliance i with all applicable Laws relating to labor, employment, fair employment practices, terms and conditions of employment, immigration, and wages and hours, and there are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings pending or, to the knowledge of the Borrower, threatened in writing against the Borrower or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Entity, relating to any such Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(iii)       Except as would not reasonably be expected to have a Material Adverse Effect, all of the independent contractors and service providers of the Borrower and its Subsidiaries are and have been rightly classified as independent contractors and, to the knowledge of the Borrower, (i) no contractor, freelancer or consultant has claimed to be an employee of the Borrower or its Subsidiaries within the last five years prior to the date hereof and (ii) neither the Borrower nor any of its Subsidiaries employs any independent contractor, freelancer or consultant who is in fact a disguised employee (Scheinselbstständiger) under the applicable Laws of the Borrower or the respective Subsidiary’s jurisdiction.

(iv)      Schedule 4(bb)(iv)(1) sets forth a complete and correct list of all officers and directors of the Borrower and any Subsidiary of the Borrower by: name; title or position; status (part-time, full-time, exempt, non-exempt, etc.); whether paid on a salaried, hourly or other basis; current base salary or wage rate; current target bonus; start date; service reference date (if different from the start date); work location (city and state); vacation entitlement formula; amount of accrued but unused vacation; and an indication of whether or not such employee is on leave of absence.

(cc)      [Reserved]

(dd)     Employee Benefit Matters.

(i)         Each material Benefit Plan is listed on Schedule 4(cc). Each Benefit Plan (A) has been operated and administered in all material respects in accordance with its terms and applicable Law, (B) which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is and has at all relevant times been operated, administered and documented in compliance in all material respects with Section 409A of the Code and all proposed and final IRS guidance thereunder, and (C) which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification, and nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification.

(ii)       There are no pending, or to the knowledge of the Borrower, threatened in writing claims by or on behalf of any Benefit Plan, by any employee or beneficiary covered under any such Benefit Plan, or otherwise involving any such Benefit Plan (other than routine claims for benefits).

(iii)      With respect to each Benefit Plan, the Borrower has delivered to Lender true and complete copies, as applicable, of (A) the plan document (including all amendments thereto) and any related trust agreement and other governing documents, (B) the most recent annual report (Form 5500 Series) filed with the IRS, (C) the most recent financial statements and actuarial valuation, (D) the most recent summary plan description and any summaries of material modification thereto, (E) the most recent favorable determination or opinion letter received from the IRS and (F) any non-routine, material correspondence with any Governmental Entity during the past three years.

(iv)      Neither the Borrower, any of its Subsidiaries, nor, to the knowledge of the Borrower, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Benefit Plan that would reasonably be expected to result in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code.

(v)       Except as set forth in Schedule 4(cc)(v), no current or former managing director, employee or any other individual engaged by the Borrower or any of its Subsidiaries is entitled to (A) a bonus, retention payment, severance payment, performance orientated payment or comparable payments regarding the consummation of the transactions contemplated by this Agreement and/or continued service or employment with the Borrower or its Subsidiaries, (B) any payments under or in connection with any virtual share option, equity option, equity incentive plan or other employee participation programs of the Borrower or any of its Subsidiaries or (C) any payment that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(vi)      Except as set forth in Schedule 4(cc)(vi) and except to the extent only implementing or reflecting mandatory legal obligations or mandatory legal requirements pursuant to applicable Law, no pension plan, pension scheme, pension related arrangement or promises exist under which any current or former managing director or employee of the Borrower or an Affiliate has any entitlements (jointly the “Pension Commitments”). With regard to the Pension Commitments, as of the date hereof, all pension payments (including any mandatory adjustments) and contributions have been made and all fees for reinsurances as well as insolvency coverage have been paid in full and sufficient book reserves have been established for any unfunded pension liabilities in accordance with the latest actuarial reports. All Pension Commitments have been made and, where applicable, changed, amended, replaced, closed or terminated, in compliance with all applicable requirements of all applicable Laws.

(vii)     Neither the Borrower nor any ERISA Affiliate has sponsored, maintained, contributed to or been required to maintain or contribute to, or has any actual or contingent liability under, any Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code or is otherwise a defined benefit pension plan within the meaning of ERISA or is a multiple employer plan (as described in Section 413(c) of the Code) or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA).

(viii)    No Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code), and no circumstances exist that could result in the Borrower or any of its Affiliates becoming obligated to provide any such benefits.

(ee)      Anti-Corruption.

(i)         None of the Borrower, any of its Subsidiaries, directors, officers, or employees, nor, to the knowledge of the Borrower, any agent, representative, consultant or any other Person acting on behalf of the Borrower or any of its Subsidiaries (and only in their capacities as such) has, within the last five years and in connection with the business of the Borrower or any of its Subsidiaries: (A) unlawfully offered, paid, promised to pay, or authorized the payment of, directly or indirectly, anything of value, including money, loans, gifts, travel, or entertainment, to any Government Official with the purpose of (1) influencing any act or decision of such Government Official in his or her official capacity; (2) inducing such Government Official to perform or omit to perform any activity in violation of his or her legal duties; (3) securing any improper advantage; or (4) inducing a Government Official to influence or affect any act or decision of such Governmental Entity; (B) made any illegal contribution to any political party or candidate; (C) made, offered or promised to pay any unlawful bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature, directly or indirectly, in connection with the business of the Borrower, to any person, including any supplier or customer; (D) knowingly established or maintained any unrecorded fund or asset or made any false entry on any book or record of the Borrower or any of its Subsidiaries for any purpose; or (E) otherwise violated any Anti-Corruption Laws.

(ii)        The Borrower represents and warrants that it will comply with all Anti-Corruption Laws and will not, directly or indirectly, make any offer, payment, promise to pay, or authorize the payment, of money or anything else of value to any Person, including any Government Official, in violation of any Anti-Corruption Law, or make any illegal or improper bribe, rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit.

(iii)       At all times during the past five years, the Borrower has implemented and maintained policies and procedures reasonably designed to promote and achieve compliance by the Borrower and its Subsidiaries and their respective directors, officers, employees, and agents with the Anti-Corruption Laws. The Borrower will continue to maintain and enforce such policies and procedures.

(iv)       The Borrower, its Subsidiaries, and their respective Representatives have not been the subject of any actual, suspected, or threatened in writing allegations, investigations, litigation, voluntary or directed disclosures to any Government Entity (including but not limited to the U.S. Department of Justice, U.S. Securities Exchange Commission, or U.K. Securities Fraud Office), whistleblower reports, or other issues concerning suspected violation of the Anti-Corruption Laws.

(ff)       Sanctions and Trade Controls. The Borrower has, within the last five years: (i) complied with applicable Trade Control Laws and Sanctions; (ii) maintained in place and implemented controls and systems reasonably designed to comply with applicable Trade Control Laws and Sanctions; (iii) not engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Sanctioned Person; and (iv) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of Trade Control Laws or Sanctions, and has not been notified in writing of any such pending or threatened actions. Neither the Borrower nor any director, officer or, to the knowledge of the Borrower, employee or agent of the Borrower is: (x) a Sanctioned Person; (y) subject to debarment or any list-based designations under any Trade Control Law; or (z) engaged in transactions, dealings, or activities that might reasonably be expected to cause such Person to become a Sanctioned Person.

Section 5.                Representations, Warranties and Covenants of Lender. Lender represents, and warrants to the Borrower and covenants that:

(a)         Authorization, Execution and Delivery of This Agreement. Lender has full power and authority to execute and deliver, and perform its obligations under, and has duly authorized, executed and delivered, each Transaction Document.

(b)        Non-Contravention. The consummation of the transactions contemplated by the Transaction Documents to be performed by Lender, including the funding of the Loan by Lender pursuant to this Agreement, will not (i) contravene any Law binding on Lender or any investment guideline or restriction applicable to Lender; or (ii) constitute a breach or violation or result in a default under the organizational documents of Lender or any material loan agreement, mortgage, lease or other agreement or instrument to which Lender is a party or by which it is bound.

(c)         Acknowledgement of Risks; Investment and Transaction Sophistication. Lender understands and accepts that the Loan involves risks. Lender has such knowledge, skill and experience in business, financial and investment matters that Lender is capable of evaluating the merits and risks of the transactions contemplated by the Transaction Documents. With the assistance of Lender’s own professional advisors, to the extent that Lender has deemed appropriate, Lender has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Loan and the consequences of the transactions contemplated by this Agreement. Lender has considered the suitability and repayment of the Loan as an investment in light of Lender’s own circumstances and financial condition, and Lender is able to bear the risks associated therewith. Lender acknowledges that it may be required to hold the Loan and any Underlying Shares for an indefinite period of time and that it will bear the related economic risks, including the risk of a complete loss of its investment.

(d)        No Registration. Investor is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 21 501 of Regulation D under the Securities Act) and is aware that the issuance of the Underlying Shares upon conversion of the Loan in the manner contemplated by the Transaction Documents shall be made in reliance on a private placement exemption from registration under the Securities Act. Upon conversion, Investor shall acquire the Underlying Shares solely for Investor’s own beneficial account, for investment purposes, and not with a view to, or for resale in connection with any distribution of the Underlying Shares in violation of the Securities Act. Investor understands that the offer and issuance of the Underlying Shares upon conversion shall not be registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof that depend in part upon the investment intent of Investor and the accuracy of the other representations made by Investor in this Agreement and that the Company is relying on the representations, warranties and agreements contained herein for the purpose of determining whether the offer and issuance of the Underlying Shares upon conversion meet the requirements for such exemptions.

(e)        Restricted Securities. Investor understands and acknowledges that the Underlying Shares, if any, are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and may not be Transferred unless pursuant to a registration statement that is effective under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and in compliance with any restrictive legend imprinted thereon to the same effect.

Section 6.                Further Covenants of the Parties.

(a)        Right to Nominate Lender Directors.

(i)            Generally. For so long as (x) the Loan funded on the Closing Date remains outstanding or (y) following any conversion of the Loan, Lender and its Permitted Transferees continue to have record and beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of at least 10% of the outstanding Common Shares of the Borrower (in each case, the “Nomination Right Condition”), Lender and its Permitted Transferees, if any, shall have the right to designate two persons for appointment to the Supervisory Board of Directors (an “Lender Nominee”), at each annual general meeting of shareholders of the Borrower in which one or more members of the Supervisory Board of Directors are up for appointment or re-appointment. If Lender and its Permitted Transferees, if any, have the right to so designate one or two Lender Nominees in a given year, the Supervisory Board of Directors shall upon each such designation having been made nominate each Lender Nominee so designated for appointment or re-appointment, as applicable, by the general meeting of shareholders of the Borrower to the Supervisory Board of Directors in accordance with the Articles of Association and Dutch law. If, following appointment or re-appointment to the Supervisory Board of Directors, a Lender Nominee resigns, is removed, is not re-appointed or is otherwise unable to serve for any reason and Lender and its Permitted Transferees, if any, still have the right to designate a Lender Nominee, then Lender and its Permitted Transferees, if any, shall be entitled to designate a replacement Lender Nominee, and the Supervisory Board of Directors shall upon such designation nominate the Lender Nominee for appointment by the general meeting of shareholders to the Supervisory Board of Directors in accordance with the Articles of Association and Dutch law. In the event that Lender and its Permitted Transferees, if any, cease to satisfy either Nomination Right Condition, if requested by the Supervisory Board of Directors, Lender and its Permitted Transferees, if any, shall use reasonable efforts to have such Lender Nominee resign as a member of the Supervisory Board of Directors.

(ii)           Subject to all applicable legal and Nasdaq listing requirements, in the event any Lender Nominee is appointed to the Supervisory Board of Directors, the Borrower shall take all action reasonably necessary to ensure such Lender Nominee serves as a member of one committee of the Supervisory Board of Directors (other than the Audit Committee), in accordance with the Borrower’s Articles of Association and other organizational documents of the Borrower.

(iii)          In the event any Lender Nominee is appointed to the Supervisory Board of Directors, such Lender Nominee shall be entitled to indemnification in the same manner and to the same extent as the other members of the Supervisory Board of Directors, in accordance with the Borrower’s organizational documents and on the basis of the form of director indemnification agreements filed in the SEC Documents.

(iv)         At all times when the Nomination Right Condition is satisfied without a Lender Nominee serving as a member of the Supervisory Board of Directors, if requested by Lender, the Borrower shall (or it shall cause its management board or its Supervisory Board of Directors, as applicable, to) convene an extraordinary general meeting of shareholders of the Borrower for the appointment of such then-current Lender Nominee to the Supervisory Board of Directors. Notwithstanding anything to the contrary in this Section 6(a)(iv), if the Borrower’s next general meeting of shareholders is scheduled to occur within 90 days after a request from Lender pursuant to this Section 6(a)(iv), and the Borrower is otherwise permitted to conduct such appointment at such next general meeting, then such appointment will instead be included in the agenda for, and conducted at, such next general meeting of the shareholders.

(b)        Restrictions on Transfer. Lender shall not Transfer any amount of the Loan to any Person (i) without the consent of the Borrower and (ii) unless such Person executes and delivers a joinder to the Oxford Subordination Agreement to Oxford concurrently with, but immediately prior to, such Transfer, such joinder to be in form and substance reasonably satisfactory to Oxford Finance LLC (or in the case of a refinancing of the Oxford Loan, the lenders providing such refinancing). Notwithstanding the foregoing, without the consent of the Borrower (but subject to the requirement to execute and deliver a joinder to the Oxford Subordination Agreement described in clause (b)(ii) above), Lender may Transfer the Loan, in whole, but not in part (i) to any transferee that is (x) a wholly owned direct or indirect Subsidiary of the Lender; or (b) a parent that owns 100% of the Lender (but does not include, for the avoidance of doubt, any Subsidiary of any such parent other than the Lender and its wholly owned direct or indirect Subsidiaries), (ii) following the date the Borrower commences a voluntary case under Title 11 of the United States Bankruptcy Code or any other similar insolvency laws or (iii) upon the occurrence of a Default or Event of Default (each as defined in the Terms and Conditions) (each transferee pursuant to clauses (i), (ii) and (iii), a “Permitted Transferee”). Following any Transfer to a Permitted Transferee, such Permitted Transferee shall be deemed a “Lender” for purposes of this Agreement and the terms and conditions contained herein shall apply to such Permitted Transferee. Any attempted Transfer in violation of this Section 6(b) or applicable securities laws shall be void ab initio.

(c)        Authorized Shares. At all times when the Loan is outstanding, the Borrower shall use its best efforts to ensure that its authorized share capital (“maatschappelijk kapitaal”) is sufficient for the conversion of the Loan, and upon issuance of the Underlying Shares in accordance with the terms hereof, as applicable, such Underlying Shares will be duly and validly issued, fully paid and nonassessable (meaning that the holder of a Common Share shall not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such Common Share) and free of restrictions on transfer other than the Borrower’s governing documents, applicable federal and state securities laws or Liens created by or imposed by Lender. The Borrower covenants and agrees that it will not issue or grant Capital Shares such that the Borrower has an insufficient number of unissued Common Shares comprised in the authorized share capital for the Maximum Number of Underlying Shares to be issued in the event of conversion of the Loan at any time.

(d)        Use of Proceeds. The Borrower shall use the proceeds from the Loan to (i) fund working capital and general corporate purposes, (ii) pay for the fees and expenses payable by the Borrower in connection with the transactions contemplated by this Agreement, and (iii) fund at least $5.0 million U.S. Dollars for the joint venture with Lender (the “Joint Venture”) in accordance with that certain Joint Venture Agreement, dated June 26, 2023.

(e)        Additional Documentation. Lender will, upon request, execute and deliver any additional documents that the Borrower may reasonably request to complete the transactions contemplated by the Transaction Documents.

(f)         Indebtedness. Without Lender’s prior written consent, the Borrower shall not, and shall cause its Subsidiaries not to, (i) create, incur, assume or be liable for any Indebtedness (other than the Oxford Loan) that is secured by any security interest or Lien in the Borrower’s assets in favor of any Person, unless the Loan is secured on an equal and ratable basis with such Indebtedness or (ii) incur Indebtedness under that certain Loan and Security Agreement, dated as of January 31, 2022 among the Borrower, certain Subsidiaries of the Borrower, Oxford Finance

LLC and the Lenders party thereto from time to time, as amended, supplemented, restated, renewed, replaced, refinanced or extended from time to time (the “Oxford Loan”) in an aggregate principal amount outstanding exceeding $50,000,000 (or at any time prior to an Insolvency Proceeding (as defined in the Oxford Subordination Agreement) of the Borrower or any of its material Subsidiaries, such larger amount with the prior written consent of Lender and from and after such Insolvency Proceeding such consent shall not be required) and all other Obligations (as defined in the Oxford Loan) in respect of the Oxford Loan. For the sake of clarity, the aggregate principal amount of the Oxford Loan shall not include interest, Lenders’ Expenses, the Prepayment Fee, the Final Payment, the payment under the Success Fee Agreement (as such terms are defined in the Oxford Loan) or other amounts due to the collateral agent and the lenders in respect of the Oxford Loan.

(g)        Rights Upon Conversion. Following (a) the conversion of the Loan into Common Shares and (b) the acquisition by any Person, directly or indirectly, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of a percentage of the outstanding shares of the Borrower that is greater than the ownership percentage of the outstanding shares in the Borrower beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by the Lender at such time, the Borrower and the Lender shall negotiate in good faith and enter into a shareholders agreement or similar agreement with the Lender (a “Lender Shareholders Agreement”) containing customary minority rights in favor of the Lender. The LSA Notice shall set forth the Borrower’s proposal for the terms of the Lender Shareholders Agreement. If, at such time, no Take-Private Transaction has occurred, such terms shall be limited to customary negative consent rights (limited to the following matters: amendments to charter documents, material acquisitions, material agreements, incurrence of indebtedness, material changes to the nature of the business, related party transactions, and amendments to the Joint Venture documents, in each case, subject to limitations and qualifications to be agreed; provided, however, by way of example and without limitation, that the Company shall not be required to agree to any particular consent right if the Supervisory Board of Directors or the Company’s Management Board of Directors determine that the provision of such consent right would violate their respective fiduciary duties under applicable Law or violate any Nasdaq requirements applicable to the Company) and information rights in favor of the Lender. If, at such time, a Take-Private Transaction has occurred, such rights may include, without limitation, customary minority consent rights (including the rights described in the preceding sentence), preemptive rights, rights of first refusal, rights of co-sale and information rights in favor of the Lender. Nothing in the Lender Shareholders Agreement or this Section 6(g) shall limit the Lender’s rights under Section 6(a) or the Preemptive Rights Agreement or the ROFO Agreement. In the event that following delivery of the LSA Notice a Take-Private Transaction occurs, the Lender may deliver another written notice (a “Subsequent LSA Notice”) to the Borrower of its obligation to negotiate in good faith and enter into a shareholders agreement or similar agreement with the Lender (which may be an amendment to the Lender Shareholders Agreement) (a “Subsequent Lender Shareholders Agreement”) setting forth the Lender’s proposal for the terms of such Subsequent Lender Shareholders Agreement, which may include, among other things, customary minority consent rights, preemptive rights, rights of first refusal, rights of co-sale and information rights in favor of the Lender. Upon receipt of the LSA Notice or Subsequent LSA Notice, the Lender and the Borrower shall negotiate in good faith the terms of the Lender Shareholders Agreement or Subsequent Lender Shareholders Agreement proposed by the Borrower in the LSA Notice as promptly as reasonably practicable, provided, however, that the minority rights provided to the Borrower shall be no less favorable to the Lender than the minority rights provided to other shareholders of the Borrower holding the same or a smaller percentage of the outstanding shares of capital stock of the Borrower as the Lender holds as of the time of the negotiation.

Section 7.                Conditions to Obligations of the Borrower and Lender.

(a)        Conditions to the Obligations of the Borrower. The obligation of the Borrower to execute and deliver the Transaction Documents to which it is a party to Lender is subject to the satisfaction at or prior to the Closing of each of the following conditions precedent: (i) the representations, warranties and covenants of Lender in Section 5 hereof are true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing; (ii) the Borrower shall have received the consent under the Oxford Loan; (iii) all covenants of Lender in Section 5 to be performed at or before the Closing have been performed; and (iv) receipt of the Loan proceeds in accordance with Section 3(b)(ii).

(b)        Conditions to Lender’s Obligations. The obligation of Lender to fund its Loan Commitment Amount pursuant to this Agreement is subject to the satisfaction at or prior to the Closing of each of the following conditions precedent: (i) the representations, warranties and covenants of the Borrower in Section 4 and Section 6 hereof are true and correct in all material respects, and the Borrower shall have performed and complied in all respects with such agreements and covenants required to be performed and complied with prior to the Closing, (ii) Lender shall have received a copy of the resolutions adopted by the Supervisory Board of Directors and the Borrower’s management board approving the Transaction Documents and the transactions contemplated hereby and thereby (including the borrowing of the Loan), together with a certificate executed by one or more members of the management board on behalf of the Borrower certifying (A) the Borrower has the authority to execute, deliver, and perform its obligations under each of the Transaction Documents, (B) that set forth as a part of or attached as an exhibit to such certificate is a true, correct, and complete copy of the resolutions then in full force and effect authorizing and ratifying the execution, delivery, and performance by the Borrower of the Transaction Documents, (C) the name(s) of the Person(s) authorized to execute the Transaction Documents on behalf of the Borrower, together with a sample of the true signature(s) of such Person(s), and (D) that the conditions to be satisfied on or prior to the Closing Date have been satisfied by the Borrower, (iii) Lender shall have received a copy of a legal opinion of Davis Polk & Wardwell LLP in customary form regarding the Loan reasonably satisfactory to Lender (the “Closing Legal Opinion”), (iv) no event shall have occurred which would cause, or be reasonably likely to cause, any Material Adverse Effect to occur on or prior to the Closing Date, (v) the Borrower and its Subsidiaries shall have obtained all authorizations from any applicable Governmental Entity and all consents of other Persons, in each case that are necessary or advisable in connection with the transactions contemplated by the Transaction Documents, including consent under the Oxford Loan, and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to Lender, (vi) Lender shall have received a duly executed copy of the Borrower’s counterpart to the final definitive documents to form the Joint Venture.

Section 8.                The Release Time. (a) As of the date of this Agreement, the Borrower is not aware of, and has not provided to Lender, any material non-public information regarding the

Borrower or its securities, other than any material non-public information relating to the transactions contemplated by this Agreement; and (b) the Borrower agrees to publicly disclose at or before 8:30 a.m., New York City time, on the first Business Day after the date of this Agreement (such time and date, the “Release Time”), the material terms of this Agreement and the transactions contemplated hereby in a press release or other public announcement. The Borrower acknowledges and agrees that, as of the Release Time, none of the information provided by or on behalf of the Borrower to Lender in connection with the transactions contemplated by this Agreement will constitute material non-public information.

Section 9.                Tax Matters. The Borrower shall be responsible of all applicable Taxes, including withholding tax, that will arise from this Agreement.

Section 10.            Miscellaneous.

(a)        Survival. All of the agreements, covenants, representations and warranties made by each party hereto in this Agreement shall survive the Closing.

(b)        Entire Agreement; Waiver; Amendment. This Agreement and the other Transaction Documents (including any schedules and exhibits hereto and thereto) represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. Nothing expressed or implied in this Agreement is intended or shall be construed so as to grant or confer on any person, firm or corporation other than the parties hereto, any rights or privileges hereunder. This Agreement can be amended, supplemented, changed, discharged or terminated and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the parties hereto. No action taken pursuant to this Agreement shall be deemed to constitute a waiver by the party taking such action of compliance with any agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(c)        Assignability. Subject to Section 6(b), neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof will be assignable by either the Borrower, on the one hand, or Lender, on the other hand, without the prior written consent of the other party.

(d)        Further Instruments and Acts. Each of the parties to this Agreement agrees to execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to more effectively carry out the purposes of this Agreement and the other Transaction Documents.

(e)        Waiver of Jury Trial. EACH OF THE BORROWER AND LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT

TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(f)         Governing Law. This Agreement will be governed by and construed in accordance with the internal laws of the State of New York.

(g)        Arbitration. Each party agrees that any dispute, difference, claim, question or controversy arising out of or in connection with the Transaction Documents, which is not amicably settled between the parties hereto within a period of one month from the date of the start of negotiations between the parties, shall be finally resolved pursuant to arbitration pursuant to the terms set forth in this Section 10(g). New York, NY will be the place of arbitration. Arbitration shall be governed by Judicial Arbitration & Mediation Services (“JAMS”) and its JAMS Comprehensive Rules and Procedures (“JAMS Rules”) in effect at the time the arbitration is commenced. A panel of three neutral arbitrators will be selected in accordance with the JAMS Rules to conduct the arbitration. The arbitration shall be conducted in English. The arbitral award shall be final and enforced in any court of competent jurisdiction by either party. To the extent permissible by Law, the parties hereby waive any right to appeal the decision of the arbitration. The arbitral tribunal may award legal costs and expenses as it deems fit. The parties hereby acknowledge and agree that arbitrators may issue procedural orders and decide on interim measures/injunctions in the course of the arbitration. The parties hereunder agree that any one of them may request in aid of arbitration from any court of competent jurisdiction, injunctive relief or other conservatory measures. The parties hereto hereby agree that the fact of any arbitration hereunder, the content of any such proceedings and the outcome thereof shall be treated as confidential and shall be held confidential by each party and their respective Representatives in accordance with Section 10(n) of this Agreement.

(h)        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(i)         Notices   Section 11.. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by e-mail (with written confirmation of transmission) or (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a Party may have specified by notice given to the other Party pursuant to this provision):

If to Borrower:

Centogene N.V.

Am Strande 7

18055 Rostock

Germany

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

Attn: Leo Borchardt

Email: leo.borchardt@davispolk.com

And

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

United States

Attn: David Hahn

Email: david.hahn@davispolk.com

And

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attn: Paul van der Bijl

Email: Paul.vanderBijl@nautadutilh.com

If to Lender:

Alra’idah Digital City, Building MU04, Al Nakhil District,

P.O. Box 6847, Riyadh 11452,

The Kingdom of Saudi Arabia

Attn: [***]

Email: [***]

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

Al-Tatweer Towers, 7th Floor, Tower 1

King Fahad Highway, PO Box 17411

Riyadh 11484, Saudi Arabia

Attn: Ahmed el-Gaili, David Zaheer, and Gregory P. Rodgers

Email: Ahmed.el-Gaili@lw.com

    david.zaheer@lw.com

    Greg.Rodgers@lw.com

(j)         Binding Effect. The provisions of this Agreement will be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

(k)        Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(l)         No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their successors and permitted assigns and nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement and such permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, whether as third party beneficiary or otherwise.

(m)       Interpretation. Any reference to a contract, instrument or other document as of a given date means the contract, instrument or other document as amended, supplemented and modified from time to time through such date. The headings contained in this Agreement are for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All preamble, recital, article, section, exhibit and schedule references are to the preambles, recitals, articles, sections, exhibits and schedules of this Agreement unless otherwise specified. All references in this Agreement to “dollars” or “$” are to U.S. dollars. All payments to be made in cash under this Agreement or under any other Transaction Document are to be paid in U.S. dollars. All references in this Agreement to any period of days will mean the relevant number of calendar days, unless otherwise specified. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded, unless otherwise specified. If the last day of any period is a non-Business Day, the period in question will end on the next succeeding Business Day, unless otherwise specified. Words in the singular will be held to include the plural and vice versa. Words of one gender will be held to include the other genders and neutral as the context requires. The terms “hereof,” “herein,” “hereunder,” “hereto” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement and not to any particular provision of this Agreement. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The word “or” will not be exclusive. The parties acknowledge and agree that each has negotiated and reviewed the terms of this Agreement, assisted by such legal and tax counsel as they desired, and has contributed to its revisions. The parties further agree that the rule of construction that any ambiguities are resolved against the drafting party will be subordinated to the principle that the terms and provisions of this Agreement will be construed fairly as to all parties and not in favor of or against any party.

(n)        Confidentiality Neither party hereto nor any of its Representatives may make any press release or other public disclosure regarding the existence of this Agreement, its contents, or the transactions contemplated by this Agreement without the written consent of the other party, in any case, as to the form, content, and timing and manner of distribution or publication of such press release or other public disclosure (which consent may not be unreasonably withheld, conditioned, or delayed). Each party shall hold confidential the terms and provisions of this Agreement and the terms of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 10(n) will prevent either party or its Representatives from making any press release or other disclosure (a) required by Law or the rules of any stock exchange, in which case the party required to make such press release or other disclosure shall use commercially reasonable efforts to allow the other party reasonable time to review and comment on such release or disclosure in advance of its issuance or (b) to the accountants, Representatives, stockholders, members and partners of such party and its Affiliates as necessary in connection with the ordinary conduct of their businesses (so long as such Persons agree to keep the terms of this Agreement confidential).

(o)       Subordination. This Agreement, and the rights and obligations evidenced hereby, are subordinate in the manner and to the extent set forth in the Oxford Subordination Agreement.

[The Remainder of This Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

Lender:

PHARMACEUTICAL INVESTMENT COMPANY

By:	/s/ Ibrahim Abdulrahman I Aljuffali
Name: Dr. Ibrahim Abdulrahman I Aljuffali
Title: Chairman

[Signature Page to Loan Agreement]

IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

Borrower:

CENTOGENE N.V.

By:	/s/ Kim Stratton
Name: Kim Stratton
Title: Chief Executive Officer

By:	/s/ Miguel Coego
Name: Miguel Coego
Title: Chief Financial Officer, Legal, & IT

[Signature Page to Loan Agreement]

Schedule A

Loan Commitment Amount

Lender:	Loan Commitment Amount:
Pharmaceutical Investment Company	$30,000,000
Total	$30,000,000

SA - 1

EXHIBIT A

TERMS AND CONDITIONS OF LOAN

Exhibit A to Loan Agreement

dated as of October 26, 2023

by and among

CENTOGENE N.V.,

as Borrower,

and

PHARMACEUTICAL INVESTMENT COMPANY,

as Lender,

EXHIBIT A TO LOAN AGREEMENT

TABLE OF CONTENTS

- i -

Exhibits

Exhibit A: Form of Conversion Notice	A-1
Exhibit B: Form of Assignment	B-1

- ii -

WHEREAS, pursuant to the Loan Agreement to which these Terms and Conditions are attached, the Lender has agreed to make a convertible term loan in dollars in an aggregate principal amount of $30,000,000 to Centogene N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Borrower”); and

WHEREAS, these Terms and Conditions establish the rights and obligations of the Borrower under, and the terms and conditions of, the Loan and the Transaction Documents. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Loan Agreement.

Article 1.         Definitions; Rules of Construction

Section 1.01.     Definitions.

“Additional Interest” has the meaning ascribed to it in the Registration Rights Agreement.

“Affiliate” has the meaning set forth in Rule 144 as in effect on the Closing Date.

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state or non-U.S. law for the relief of debtors.

“Board of Managing Directors” means the board of managing director (bestuur) of the Borrower.

“Borrower” means the Person named as such in the first paragraph of these Terms and Conditions and, subject to Article 6, its successors and assigns.

“Business Day” means any day other than a Saturday, a Sunday or any day on which banking institutions in New York, New York, United States, Riyadh, Saudi Arabia or Frankfurt am Main, Germany are authorized or required by Law or executive order to close or be closed.

“Capital Shares” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into such equity.

“Close of Business” means 5:00 p.m., New York City time.

“Closing Date” has the meaning ascribed to it in the Loan Agreement.

“Common Shares” means the common shares, nominal value €0.12 per share, of the Borrower, subject to Section 5.07.

“Conversion Date” means, with respect to the Loan, the first Business Day on which the requirements set forth in Section 5.02(A) to convert the Loan are satisfied or, in the case of any conversion pursuant to Section 5.01(D), the Maturity Date. The Conversion Date with respect to any conversion at the Borrower’s option pursuant to Section 5.01(E) is the date on which the Borrower provides the notice contemplated by Section 5.01(E). For purposes of Section 5.05, references to “Conversion Date” shall include any Fundamental Change Conversion Date.

“Conversion Fee Shares” has the meaning assigned in Section 3.01.

“Conversion Price” initially means $2.20 per Common Share; provided, however, that the Conversion Price is subject to adjustment pursuant to Article 5; provided, further, that whenever these Terms and Conditions refer to the Conversion Price as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Price immediately after the Close of Business on such date and further, provided that, the Conversion Price per Common Share shall never be less than the nominal value of one Common Share.

“Conversion Share” means any Common Share issued or issuable upon conversion of the Loan.

“Default” means any event that is (or, after notice, passage of time or both, would be) an Event of Default.

“Effective Price” has the following meaning with respect to the issuance or sale of any Common Shares or any Equity-Linked Securities:

(A)       in the case of the issuance or sale of Common Shares, the value of the consideration received by the Borrower for such shares, expressed as an amount per Common Share; and

(B)       in the case of the issuance or sale of any Equity-Linked Securities, an amount equal to a fraction whose:

(i)       numerator is equal to sum, without duplication, of (x) the value of the aggregate consideration received by the Borrower for the issuance or sale of such Equity-Linked Securities; and (y) the value of the minimum aggregate additional consideration, if any, payable to purchase or otherwise acquire Common Shares pursuant to such Equity-Linked Securities; and

(ii)       denominator is equal to the maximum number of Common Shares underlying such Equity-Linked Securities;

provided, however, that:

(x)       for purposes of clause (B) above, if such minimum aggregate consideration, or such maximum number of Common Shares, is not determinable at the time such Equity-Linked Securities are issued or sold, then (I) the initial consideration payable under such Equity-Linked Securities, or the initial number of Common Shares underlying such Equity-Linked Securities, as applicable, will be used; and (II) at each time thereafter when such amount of consideration or number of shares becomes determinable or is otherwise adjusted (including pursuant to “anti-dilution” or similar provisions), there will be deemed to occur, for purposes of Section 5.05(A)(vi), as applicable, and without affecting any prior adjustments theretofore made to the Conversion Price, an issuance of additional Equity-Linked Securities;

(y)       for purposes of clause (B) above, the surrender, extinguishment, maturity or other expiration of any such Equity-Linked Securities will be deemed not to constitute consideration payable to purchase or otherwise acquire Common Shares pursuant to such Equity-Linked Securities; and

(z)       the “value” of any such consideration will be the fair value thereof, as of the date such shares or Equity-Linked Securities, as applicable, are issued or sold, determined in good faith by the Board of Managing Directors (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

“Equity-Linked Securities” means any rights, obligations, options or warrants to purchase or otherwise acquire (whether immediately, during specified times, upon the satisfaction of any conditions or otherwise) any Common Shares.

“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Shares, the first date on which the Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the Relevant Stock Exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Shares under a separate ticker symbol or CUSIP number (or similar securities identifier) will not be considered “regular way” for this purpose.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exempt Issuance” means (A) the Borrower’s issuance of any securities as full or partial consideration in connection with a strategic merger, acquisition, consolidation or purchase of all or substantially all of the securities or assets of a corporation or other entity; (B) the Borrower’s issuance or grant of Common Shares or options to purchase Common Shares to employees, directors or consultants of the Borrower or any of its Subsidiaries for compensatory purposes, pursuant to plans that have been approved by a majority of the independent members of the Board of Managing Directors or that exist as of the Closing Date; (C) the Borrower’s issuance of securities upon the exercise, exchange or conversion of any securities that are exercisable or exchangeable for, or convertible into, Common Shares and are outstanding as of the Closing Date, provided that such exercise, exchange or conversion is effected pursuant to the terms of such securities as in effect on the Closing Date; (D) the Borrower’s issuance of securities pursuant to any equipment loan or leasing arrangement, real property leasing arrangement or debt financing from a bank or similar financial institution approved by a majority of the disinterested members of the Board of Managing Directors; (E) the Borrower’s issuance of any Common Shares upon conversion of the Loan; (F) the Borrower’s issuance of rights issued pursuant to a shareholder rights plan; provided that the issuance of any securities upon exercise of any such rights will be deemed to be an issuance for purposes of Section 5.05(A)(vi); and (G) Common Shares or Equity-Linked Securities issued by reason of a dividend, share split, split-up or other distribution on Common Shares that is covered by Section 5.05(A)(i) or Section 5.05(A)(v). For purposes of this definition, “consultant” means a consultant that may participate in an “employee benefit plan” in accordance with the definition of such term in Rule 405 under the Securities Act.

“Fundamental Change” means any of the following events:

(A)       the acquisition by any party (or parties acting in concert) of Common Shares representing more than fifty percent (50%) of the voting power of all of the Borrower’s Common Shares;

(B)       the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Borrower and its Subsidiaries, taken as a whole, to any Person; or (ii) any transaction or series of related transactions (whether by means of merger, demerger, consolidation, share exchange, business combination, reclassification, recapitalization, acquisition, liquidation or otherwise), the result of which is the Borrower’s shareholders prior to such transaction or series of transactions cease to own more than fifty percent (50%) of all classes of common equity of the Borrower or its successor following any such transaction or series of transactions; or

(C)       the Borrower’s shareholders approve any plan or proposal for the liquidation or dissolution of the Borrower;

provided, however, that a transaction or event described in clause (A) or (B) above will not be deemed to constitute a Fundamental Change if (i) DPE Deutsche Private Equity GmbH, (ii) Careventures Fund II S.C.Sp and (iii) TVM Life Science Innovation I, L.P. or their respective Affiliates (including Affiliates jointly owned thereof), each continue, immediately after such transaction or event described in clause (A) or (B) to be the direct or indirect “beneficial owner” (as defined below) of substantially the same number of Common Shares of the Borrower (or replacement equity interests in the surviving entity, acquirer, successor, or transferee, as applicable (or the parent entity thereof)) as each “beneficially owned” as of the Closing Date.

For the purposes of this definition, whether a Person is a “beneficial owner,” and whether shares are “beneficially owned,” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Fundamental Change Conversion Date” means the date fixed for the conversion of the Loan pursuant to the occurrence of a Fundamental Change.

“Interest Payment Date” means, with respect to the Loan, (i) the date that is ninety (90) days from the Closing Date and (ii) the date that is one-hundred-eighty (180) days from the Closing Date. For the avoidance of doubt, the Maturity Date is an Interest Payment Date.

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

“JAMS” has the meaning specified in Section 8.04.

“JAMS Rules” has the meaning specified in Section 8.04.

“Joint Venture Agreement” means that certain joint venture agreement, dated June 26, 2023, between the Borrower and the Lender.

“Last Reported Sale Price” of the Common Shares for any Trading Day means the closing sale price per Common Share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per Common Share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per Common Share) on such Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Shares are then listed. If the Common Shares are not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per Common Share on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If the Common Shares are not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per Common Share on such Trading Day from each of at least three (3) nationally recognized independent investment banking firms selected by the Borrower.

“Lender” means that certain lender named in the Loan Agreement and its Permitted Transferees. For purposes of these Terms and Conditions, to the extent all or any portion of the Loan made on the Closing Date is assigned by the Lender to a Permitted Transferee (or Permitted Transferees), the use of the term “Lender” herein shall refer to such Permitted Transferee (or Permitted Transferees) and shall mean either the singular or the plural as the context requires. The Lender under the Loan Agreement as of the Closing Date is Pharmaceutical Investment Company.

“Loan” means the convertible loan made by the Lender to the Borrower pursuant to the Loan Agreement and having the terms set forth in these Terms and Conditions. To the extent all or any portion of the Loan made on the Closing Date is assigned by the Lender to a Permitted Transferee (or Permitted Transferees), the use of the term “Loan” herein shall refer the all or any portion of the Loan held by any Permitted Transferee (or Permitted Transferees).

“Loan Agreement” means that certain Loan Agreement, dated October 26, 2023 between the Borrower, as borrower thereunder and the Lender, as the same may be amended, supplemented, restated or otherwise modified from time to time. These Terms and Conditions form a part of such Loan Agreement and are incorporated therein in all respects.

“Market Disruption Event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the Relevant Stock Exchange or other market on which the Common Shares are listed for trading or trade, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the Relevant Stock Exchange or otherwise) in the Common Shares or in any options contracts or futures contracts relating to the Common Shares.

“Maturity Date” means the date that is one-hundred-eighty (180) days from the Closing Date.

“Officer” means the Chairman of the Board of Managing Directors, the Chief Executive Officer, the President, the Chief Medical Officer, the Chief Financial Officer, the Corporate Secretary or any Vice-President of the Borrower.

“Open of Business” means 9:00 a.m., New York City time.

“Permitted Transferee” has the meaning specified in the Loan Agreement.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person” under these Terms and Conditions.

“Preemptive Rights Agreement” means that certain preemptive rights agreement, dated October 26, 2023, between the Borrower and the Lender.

“PIK Interest Payment” has the meaning specified in Section 2.02(A)(i).

“Principal Amount” means the principal amount of the Loan issued on the Closing Date, as such amount may be increased pursuant to the payment-in-kind of any Stated Interest as provided in Section 2.02(A)(i).

“Relevant Stock Exchange” means the principal securities exchange on which the Common Shares are listed; provided, however, that if the Common Shares are listed on a U.S. national securities exchange, then the Relevant Stock Exchange will be such U.S. national securities exchange. For the avoidance of doubt, the Relevant Stock Exchange as of the Closing Date is The Nasdaq Stock Market LLC.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of October 26, 2023 between the Borrower and the Lender, as the same may be amended or supplemented from time to time.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day on the Relevant Stock Exchange or, if the Common Shares are not then listed on a securities exchange, on the principal other market on which the Common Shares are then traded. If the Common Shares are not so listed or traded, then “Scheduled Trading Day” means a Business Day.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that constitutes, or any group of Subsidiaries of such Person that, in the aggregate, would constitute, a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) of such Person.

“Subsidiary” means, with respect to any Person, (A) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than fifty percent (50%) of the total voting power of the Capital Shares entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (B) any partnership or limited liability company where (i) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (ii) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Tax” means any tax, duty, levy, impost, assessment or other governmental charge (including penalties and interest and other similar liabilities related thereto).

“Tender Offer” means a tender offer for the Common Shares of the Borrower by any Person that would result in a Fundamental Change.

“Terms and Conditions” means these Terms and Conditions.

“Trading Day” means any day on which (A) trading in the Common Shares generally occurs on the principal U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not then listed on a securities exchange, on the principal other market on which the Common Shares are then traded; and (B) there is no Market Disruption Event. If the Common Shares are not so listed or traded, then “Trading Day” means a Business Day.

“Wholly Owned Subsidiary” of a Person means any Subsidiary of such Person all of the outstanding Capital Shares or other ownership interests of which (other than directors’ qualifying shares) are owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 1.02.     Other Definitions.

Term	Defined in Section
“Additional Amounts”	3.02(A)

“Business Combination Event”	6.01
“Common Shares Change Event”	5.07(A)
“Conversion Consideration”	5.03(A)
“Default Interest”	2.02(B)
“Defaulted Amount”	2.02(B)
“Degressive Issuance”	5.05(A)(vi)
“Event of Default”	7.01(A)
“Expiration Date”	5.05(A)(v)
“Expiration Time”	5.05(A)(v)
“FATCA”	3.02(A)(iv)
“Fundamental Change Notice”	4.01(E)
“Reference Property”	5.07(A)
“Reference Property Unit”	5.07(A)
“Register”	2.03
“Relevant Taxing Jurisdiction”	3.02(A)
“Specified Courts”	8.04
“Spin-Off”	5.05(A)(iii)(2)
“Spin-Off Valuation Period”	5.05(A)(iii)(2)
“Stated Interest”	2.02(A)
“Successor Entity”	6.01(A)
“Successor Person”	5.07(A)
“Tender/Exchange Offer Valuation Period”	5.05(A)(v)
“Transfer Taxes”	3.02(B)
“Weighted Average Issuance Price”	5.05(A)(vi)

Section 1.03.     Rules of Construction.

For purposes of these Terms and Conditions:

(A)            “or” is not exclusive;

(B)             “including” means “including without limitation”;

(C)             “will” expresses a command;

(D)             the “average” of a set of numerical values refers to the arithmetic average of such numerical values;

(E)            a merger involving, or a transfer of assets by, a limited liability company, limited partnership or trust will be deemed to include any division of or by, or an allocation of assets to a series of, such limited liability company, limited partnership or trust, or any unwinding of any such division or allocation;

(F)              words in the singular include the plural and in the plural include the singular, unless the context requires otherwise;

(G)           “herein,” “hereof” and other words of similar import refer to these Terms and Conditions as a whole and not to any particular Article, Section or other subdivision of these Terms and

Conditions, unless the context requires otherwise;

(H)             references to currency mean the lawful currency of the United States of America, unless the context requires otherwise;

(I)              the exhibits, schedules and other attachments to these Terms and Conditions are deemed to form part of these Terms and Conditions; and

(J)            the term “interest,” when used with respect to the Loan, includes any Default Interest or Additional Interest, unless the context requires otherwise.

Article 2.         The Loan

Section 2.01.     Method of Payment.

Subject to Section 5.01(D), the Borrower will pay the Principal Amount of, any cash Conversion Consideration for, the Loan no later than the time the same is due as provided in these Terms and Conditions as follows: (i) if the Lender entitled to such payment has delivered to the Borrower, no later than the time set forth in the immediately following sentence, a written request that the Borrower make such payment by wire transfer to an account of such Lender, by wire transfer of immediately available funds to such account; and (ii) in all other cases, by check mailed to the address of the Lender entitled to such payment. To be timely, such written request must be so delivered no later than the Close of Business on the following date: (x) with respect to any cash Conversion Consideration, the relevant Conversion Date or Fundamental Change Conversion Date; and (y) with respect to any other payment, the date that is fifteen (15) calendar days immediately before the date such payment is due.

Section 2.02.     Accrual of Interest; Defaulted Amounts; When Payment Date is Not a Business Day.

(A)            Accrual of Interest.

(i)               The Loan will accrue interest daily on the Principal Amount of the Loan at a rate per annum equal to 12.8% (the “Stated Interest”), plus any Additional Interest that may accrue pursuant to the Registration Rights Agreement as of each such date, from and including, the Closing Date until, but not including, the Maturity Date or such earlier repayment, prepayment or conversion. The accrual of Stated Interest on the Loan as of any date will be calculated based on the Principal Amount of the Loan as of the Close of Business on the immediately preceding Interest Payment Date (or, if no preceding Interest Payment Date, on the Closing Date). Accrued and unpaid Stated Interest shall be payable quarterly in arrears on the Interest Payment Date, by adding all such accrued interest to the Principal Amount under the Loan on such Interest Payment Date (such payment, a “PIK Interest Payment”), which addition of accrued interest will be effective as of the Open of Business on such Interest Payment Date. Stated Interest and, if applicable, Additional Interest, shall accrue and shall be computed daily on the basis of actual days elapsed over the number of calendar days per year (which shall be 365 days or 366 days, as applicable).

(ii)             On each Interest Payment Date, the Borrower shall make a record on its books and in the

Register of any increase in the Principal Amount of the Loan due to the completion of a PIK Interest Payment, which addition of accrued interest will be effective as of the Open of Business on such Interest Payment Date, the Loan shall represent the increased Principal Amount.

(B)             Defaulted Amounts. If the Borrower fails to pay any amount (a “Defaulted Amount”), payable on the Loan on or before the due date therefor as provided in these Terms and Conditions, then, regardless of whether such failure constitutes an Event of Default, (i) such Defaulted Amount will forthwith cease to be payable to the Lender otherwise entitled to such payment; (ii) to the extent lawful, interest (“Default Interest”) will accrue on such Defaulted Amount at a rate per annum equal to the rate per annum at which Stated Interest accrues, from, and including, such due date to, but excluding, the date of payment of such Defaulted Amount and Default Interest; (iii) such Defaulted Amount and Default Interest will be paid on the next Interest Payment Date and the addition of such Defaulted Amount and Default Interest will be effective as of the Open of Business on such Interest Payment Date. For the avoidance of doubt, any payment of any Defaulted Amount and Default Interest shall be paid-in-kind consistent with the payment of Stated Interest as described in Section 2.02(A)(i).

(C)             Delay of Payment when Payment Date is Not a Business Day. If the due date for a payment on the Loan as provided in these Terms and Conditions is not a Business Day, then, notwithstanding anything to the contrary in these Terms and Conditions, such payment may be made on the immediately following Business Day and no interest will accrue on such payment as a result of the related delay. Solely for purposes of the immediately preceding sentence, a day on which the applicable place of payment is authorized or required by law or executive order to close or be closed will be deemed not to be a “Business Day.”

Section 2.03.     Register.

The Borrower will keep a record (the “Register”) of the names and addresses of the Lender, the Principal Amount of the Loan held by the Lender, any increase in the Principal Amount of the Loan due to a PIK Interest Payment and the transfer, assignment, exchange, repayment and conversion of the Loan, if applicable. Absent manifest error, the entries in the Register will be conclusive. The Register will be in written form or in any form capable of being converted into written form reasonably promptly.

Article 3.         Covenants

Section 3.01.     Payment Of The Loan.

The Borrower will pay or cause to be paid all the Principal Amount of, and other amounts due with respect to, the Loan on the dates and in the manner set forth in these Terms and Conditions, including, upon any conversion of the Loan, a number of Common Shares equal to quotient obtained by dividing (x) $2,100,000 by (y) the Conversion Price then in effect (the “Conversion Fee Shares”). Notwithstanding anything to the contrary in these Terms and Conditions, on the Maturity Date, the Loan shall be automatically converted in accordance with Article 5 in satisfaction in full of the outstanding Principal Amount of the Loan and any accrued and unpaid interest thereon.

Section 3.02.     Additional Amounts.

(A)            Requirement to Pay Additional Amounts. All payments and deliveries made by, or on behalf of, the Borrower under or with respect to the Loan (including the PIK Interest Payment, payment of the Principal Amount of, the delivery of any Conversion Consideration due upon conversion of, the Loan or the Conversion Fee Shares) will be made without withholding or deduction for, or on account of, any present or future Taxes, unless such withholding or deduction is required by law or regulation or by governmental policy having the force of law. If any Taxes levied by or on behalf of the Netherlands, Germany or any other jurisdiction (or any political subdivision or taxing authority thereof or therein) in which the Borrower or any Successor Entity is, for tax purposes, organized or resident or doing business or through which payment is made or deemed to be made (each such jurisdiction, subdivision or authority, as applicable, a “Relevant Taxing Jurisdiction”) are required to be withheld or deducted from any payments or deliveries made under or with respect to the Loan, then the Borrower or such Successor Entity, as applicable, will pay to the Lender such additional amounts (the “Additional Amounts”) as may be necessary to ensure that the net amount received by the beneficial owner of such Loan after such withholding or deduction (and after withholding or deducting any Taxes on the Additional Amounts) will equal the amounts that would have been received by such beneficial owner had no such withholding or deduction been required; provided, however, that such obligation to pay Additional Amounts will not apply to:

(i)               any Tax that would not have been imposed but for:

(1)               the existence of any present or former connection between the Lender or beneficial owner of such Loan and the Relevant Taxing Jurisdiction (other than merely holding or being a beneficial owner of such Loan or the receipt or enforcement of payments or deliveries thereunder), including such Lender or beneficial owner being or having been a national, domiciliary or resident, or treated as a resident, of, or being or having been physically present or engaged in a trade or business, or having had a permanent establishment, in, such Relevant Taxing Jurisdiction; or

(2)               the failure of such Lender to comply with a timely request from the Borrower or the Successor Entity, addressed to such Lender, to (x) provide certification, information, documentation or other evidence concerning such Lender’s nationality, residence, identity or connection with such Relevant Taxing Jurisdiction; or (y) make any declaration or satisfy any other reporting requirement relating to such matters, in each case if and to the extent that such Lender is legally entitled without material burden to comply with such request and due and timely compliance with such request is required by statute, regulation or administrative practice of such Relevant Taxing Jurisdiction in order to reduce or eliminate such withholding or deduction;

(ii)              any estate, inheritance, gift, sale, transfer, personal property or similar Tax;

(iii)             any tax that is payable other than by withholding or deduction from payments or deliveries under or with respect to the Loan;

(iv)            any withholding or deduction required by (x) sections 1471 through 1474 of the Internal Revenue Code and any current or future U.S. Treasury Regulations or rulings promulgated thereunder (“FATCA”); (y) any inter-governmental agreement between the United States and any other non-U.S. jurisdiction to implement FATCA or any law enacted by such other jurisdiction to give effect to such agreement; or (z) any agreement with the U.S. Internal Revenue Service pursuant to Section 1471(b)(1) of the Internal Revenue Code;

(v)             any taxes imposed on or with respect to any payment by the Borrower to such Lender if such Lender is a fiduciary, partnership or person other than the sole beneficial owner of such payment, to the extent that such payment would be required, under the laws of such Relevant Taxing Jurisdiction, to be included for tax purposes in the income of a beneficiary or settlor with respect to such fiduciary, a partner or member of such partnership, or a beneficial owner, who would not have been entitled to such Additional Amounts had such beneficiary, settlor, partner, member or beneficial owner been the Lender thereof; or

(vi)            any combination of items referred to in the preceding clauses (i) through (v), inclusive, above.

(B)             Indemnification for Transfer Taxes. The Borrower will pay and indemnify each Lender for any present or future stamp, issue, registration, transfer, court, documentary, excise or property Taxes (“Transfer Taxes”) levied by any Relevant Taxing Jurisdiction in connection with the execution, delivery, registration, issuance or enforcement of the Loan or the receipt of any payments or deliveries (including of any Conversion Consideration or the Conversion Fee Shares) with respect to the Loan; provided, however, that, with respect to any such taxes attributable to the receipt of any payments or deliveries with respect to the Loan, Transfer Taxes will not include those excluded under any combination of clauses (i), (ii), (iv) and (v) of Section 3.02(A).

(C)             Indemnification for German Taxes. The Borrower will pay and indemnify each Lender for any present or future Taxes levied by Germany on any payments (including PIK Interest Payments) under the Loan. The exceptions included in Section 3.02(A)(i)(1) shall apply mutatis mutandis to the indemnity obligation of the Borrower under this Section 3.02(C).

(D)            Tax Receipts. If the Borrower is required to make any deduction or withholding from any payments or deliveries with respect to the Loan, then the Borrower will deliver to the applicable Lenders official tax receipts (or, if, after expending reasonable efforts, the Borrower is unable to obtain such receipts, other evidence of payments reasonably acceptable to the Lenders) evidencing the remittance to the relevant tax authorities of the amounts so withheld or deducted.

(E)             Interpretation of Terms and Conditions. All references in these Terms and Conditions to any payment on, or delivery with respect to, the Loan (including payment of the Principal Amount of, the delivery of any Conversion Consideration due upon conversion of, the Loan or the Conversion Fee Shares) will, to the extent that Additional Amounts are payable in respect thereof, be deemed to include the payment of such Additional Amounts.

(F)             Survival of Obligations. The obligations set forth in this Section 3.02 will survive any transfer or assignment of the Loan by a Lender.

Section 3.03.     Stay, Extension and Usury Laws.

To the extent that it may lawfully do so, the Borrower (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that may affect the covenants or the performance of these Terms and Conditions; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Lender by these Terms and Conditions, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 3.04.     Corporate Existence.

Subject to Article 6, the Borrower will cause to preserve and keep in full force and effect:

(A)            its corporate existence in accordance with the organizational documents of the Borrower; and

(B)             the material rights (charter and statutory), licenses and franchises of the Borrower and its Subsidiaries;

provided, however, that the Borrower need not preserve or keep in full force and effect any such license or franchise if the Board of Managing Directors determines that (x) the preservation thereof is no longer desirable in the conduct of the business of the Borrower and its Subsidiaries, taken as a whole; and (y) the loss thereof is not, individually or in the aggregate, materially adverse to the Lender.

Section 3.05.     Further Instruments and Acts.

The Borrower will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to more effectively carry out the purposes of these Terms and Conditions.

Section 3.06.     Additional Interest.

(A)            Accrual of Additional Interest. Additional Interest, if any, will accrue on the Loan on each day, and in the circumstances, set forth in the Registration Rights Agreement.

(B)             Amount and Payment of Additional Interest. Any Additional Interest that accrues on the Loan pursuant to Section 3.06(A) will be payable on the same date and in the same manner as the Stated Interest on the Loan and will accrue at a rate per annum equal to one quarter of one percent (0.25%) of the Principal Amount thereof for the first ninety (90) days on which Additional Interest accrues and, thereafter, at a rate per annum equal to one half of one percent (0.50%) of the Principal Amount thereof. For the avoidance of doubt, any Additional Interest that accrues on the Loan will be in addition to the Stated Interest that accrues on the Loan. For the avoidance of doubt, any payment of Additional Interest shall be paid-in-kind consistent with the payment of Stated Interest as described in Section 2.02(A)(i).

(C)             Notice of Accrual of Additional Interest. The Borrower will send notice to the Lender of the commencement and termination of any period in which Additional Interest accrues on the Loan. In addition, if Additional Interest accrues on the Loan, then, no later than five (5) Business Days before each date on which such Additional Interest is to be paid, the Borrower will deliver an Officer’s Certificate to the Lender stating (i) that the Borrower is obligated to pay Additional Interest on the Loan on such date of payment; and (ii) the amount of such Additional Interest that is payable on such date of payment.

Article 4.         Conversion Upon A Fundamental Change

Section 4.01.     Right of the Lender to Convert the Loan Upon a Fundamental Change.

(A)            Right of the Lender to Convert the Loan Upon a Fundamental Change. Subject to the other terms of this Section 4.01, if a Fundamental Change occurs, then the Lender will have the right, but not the obligation, to convert all, but not less than all, of the Loan on the Fundamental Change Conversion Date for such Fundamental Change at the Conversion Price.

(B)             Fundamental Change Conversion Date. The Fundamental Change Conversion Date for any Fundamental Change will be a Business Day of the Borrower’s choosing that is no more than thirty five (35), nor less than twenty (20), Business Days after the date the Borrower sends the related Fundamental Change Notice pursuant to Section 4.01(E). For the avoidance of doubt, the Lender will have the right, but not the obligation, to convert all, but not less than all, of the Loan on the Fundamental Change Conversion Date.

(C)             Conversion Upon a Fundamental Change. In the event of a Fundamental Change, the Lender will have the right, but not the obligation, to convert the Principal Amount of the Loan at the Close of Business on the Fundamental Change Conversion Date for such Fundamental Change and the Conversion Consideration due in respect of the Principal Amount of the Loan to be converted will be a number of Common Shares equal to the quotient obtained by dividing (1) the Principal Amount of the Loan plus accrued and unpaid interest (to the extent such accrued and unpaid interest is not included in the Principal Amount) by (2) the Conversion Price then in effect on the Fundamental Change Conversion Date for such conversion in accordance with the provisions under Section 5.02 and Section 5.03. Additionally, on any such Fundamental Change Conversion Date, the Company shall deliver the Conversion Fee Shares to the Lender. For the avoidance of doubt, if an Interest Payment Date is not a Business Day within the meaning of Section 2.02(C) and such Fundamental Change Conversion Date occurs on the Business Day immediately after such Interest Payment Date, then the Principal Amount of the Loan will include interest on the Loan to be converted from, and including, such Interest Payment Date.

(D)             [Reserved].

(E)             Fundamental Change Notice. On or before the twentieth (20th) calendar day after the effective date of a Fundamental Change, the Borrower will send to the Lender a notice of such Fundamental Change (a “Fundamental Change Notice”).

Such Fundamental Change Notice must state:

(i)               briefly, the events causing such Fundamental Change;

(ii)              the effective date of such Fundamental Change;

(iii)             the Fundamental Change Conversion Date for such Fundamental Change;

(iv)           the (1) number of Common Shares consisting of the Conversion Consideration with respect to the Principal Amount of the Loan plus accrued and unpaid interest on the Loan to, and including, such Fundamental Change Conversion Date for such Fundamental Change (to the extent such accrued and unpaid interest is not included in the Principal Amount) for such Fundamental Change and (2) the Conversion Fee Shares;

(v)             the name and address of the Borrower; and

(vi)            the Conversion Price in effect on the date of such Fundamental Change Notice and a description and quantification of any adjustments to the Conversion Price that may result from such Fundamental Change.

(F)             [Reserved].

(G)             Conversion in Connection with a Fundamental Change in the Event of a Tender Offer. In the event of a Fundamental Change pursuant to a Tender Offer for the outstanding Common Shares of the Borrower where the price offered in such Tender Offer is greater than the Conversion Price then in effect, the Lender shall be required to convert the entirety of the Loan in accordance with Article 5 hereof. Additionally, the Lender shall be required, upon conversion, to (1) tender all of the Common Shares issued upon conversion (and any other Common Shares then held by such Lender, if applicable) in such Tender Offer, (2) vote all such Common Shares in favor of the relevant transaction and (3) take any and all steps reasonably necessary to support the completion of the relevant transaction or series of related transactions in connection with such Fundamental Change; provided, however, the requirements in the foregoing sentence shall not apply if the Lender makes a superior, competing offer for the Borrower.

Article 5.         Conversion

Section 5.01.     Right to Convert.

(A)            Generally. Subject to the provisions of this Article 5, the Lender may, at its option, convert the Loan into Conversion Consideration. Upon conversion of the Loan, the Lender shall also receive Conversion Fee Shares, as described under Section 5.03(A)(i)(1).

(B)             No Partial Conversions. Subject to the terms of these Terms and Conditions, the Loan may be converted in whole and not in part.

(C)             When the Loan May Be Converted.

(i)               Generally. The Lender may convert the Loan in its entirety at any time after the date upon which the 30-day volume-weighted average price of the Common Shares has been at least the Conversion Price per Common Share for at least 20 Trading Days (whether or not consecutive) during a period of 30 consecutive Trading Days, ending on, and including such date, in each case until the Close of Business on the Scheduled Trading Day immediately before the Maturity Date. For the avoidance of doubt, the Loan may also be converted, at the Lender’s option, upon the occurrence of a Fundamental Change as described in Article 4.

(ii)              Limitations and Closed Periods. Notwithstanding anything to the contrary in these Terms and Conditions:

(1)               The Loan may be surrendered for conversion only after the Open of Business and before the Close of Business on a day that is a Business Day; and

(2)               subject to Section 5.01(D), in no event may the Loan be converted after the Close of Business on the Scheduled Trading Day immediately before the Maturity Date.

(D)            Conversion on Maturity Date. Notwithstanding anything to the contrary in these Terms and Conditions, on the Maturity Date, the Loan shall be automatically converted in accordance with this Article 5 in satisfaction in full of the outstanding Principal Amount of the Loan and any accrued and unpaid interest thereon. The Conversion Consideration delivered to the Lender on the Maturity Date shall be calculated in accordance with Section 5.03(A)(i).

(E)             Conversion at Borrower’s Option. Notwithstanding anything to the contrary in these Terms and Conditions, the Borrower may, at its option, convert the Loan into Conversion Consideration and at any time by providing written notice to the Lender; provided that, in the event of such conversion at the Borrower’s option, the Conversion Consideration shall be calculated based on the amount of unpaid interest that would be accrued through the Maturity Date, provided that, in no event, shall such accrued and unpaid interest be less than the amount that would have accrued over six months at an annual interest rate of 13.77% on the Principal Amount of the Loan (or $2.0 million). Additionally, upon conversion pursuant to this Section 5.01(E), the Borrower shall deliver the Conversion Fee Shares.

Section 5.02.     Conversion Procedures.

(A)            Generally. To convert the Loan, the Lender must (1) complete, manually sign and deliver to the Borrower the conversion notice attached to these Terms and Conditions or a facsimile of such conversion notice; (2) deliver such conversion notice to the Borrower (at which time such conversion will become irrevocable); (3) furnish any endorsements and transfer documents that the Borrower may reasonably require (including directions as to how and to which securities account Lender dictates the Common Shares comprised in the Conversion Consideration and Conversion Fee Shares to be delivered); and (4) pay any amounts due pursuant to or Section 5.02(D). Clauses (1) and (2) of this Section 5.02(A) shall not apply in the event the Lender elects to convert the Loan in its entirety in connection with a Fundamental Change described in Article 4 or if the Loan is automatically converted at the Maturity Date pursuant to Section 5.01(D).

(B)             Effect of Converting the Loan. At the Close of Business on the Conversion Date or a Fundamental Change Conversion Date for the Loan to be converted, the Loan will (unless there occurs a Default in the delivery of the Conversion Consideration, Conversion Fee Shares or interest due, pursuant to Section 5.03(A), upon such conversion) be deemed to cease to be outstanding (and, for the avoidance of doubt, no Person will be deemed to be a Lender as of the Close of Business on such Conversion Date or Fundamental Change Conversion Date, as applicable, or have the ability to exercise any rights or remedies as a Lender).

(C)             Holder of Record of Conversion Shares. The Person in whose name any Common Share is issuable upon conversion of the Loan will be deemed to become the holder of record of such share as of the Close of Business on the Conversion Date for such conversion.

(D)            Taxes and Duties. If the Lender converts the Loan (including at the Lender’s election upon a Fundamental Change) or when the Loan is automatically converted at the Maturity Date pursuant to Section 5.01(D), the Borrower will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any Common Shares upon such conversion; provided, however, that if any tax or duty is due because such Lender requested such shares to be registered in a name other than the Lender’s name, then the Lender will pay such tax or duty and, until having received a sum sufficient to pay such tax or duty, the Borrower may refuse to deliver any such shares to be issued in a name other than that of the Lender.

Section 5.03.     Settlement Upon Conversion.

(A)            Conversion Consideration.

(i)               Generally. Subject to Section 5.03(A)(ii), the type and amount of consideration (the “Conversion Consideration”) due in respect of the Principal Amount of the Loan to be converted will be a number of Common Shares equal to the quotient obtained by dividing (1) the Principal Amount of the Loan plus accrued and unpaid interest by (2) the Conversion Price then in effect on the Conversion Date or Fundamental Change Conversion Date for such conversion, plus the Conversion Fee Shares. On the Maturity Date, which, for the avoidance of doubt, is deemed a Conversion Date, the Company shall deliver a number of Common Shares of the Company equal to the quotient obtained by dividing (x) the Principal Amount of the Loan plus accrued and unpaid interest by (y) the Conversion Price then in effect on the Maturity Date; provided, however, in no event on the Maturity Date shall the accrued and unpaid interest described in the preceding clause (x) be less than the amount that would have accrued over six months at an annual interest rate of 13.77% of the Principal Amount of the Loan (or $2.0 million). Additionally, the Conversion Fee Shares will be delivered on the Maturity Date.

(1)               The number of Conversion Fee Shares to be delivered upon any conversion of the Loan under these Terms and Conditions shall be equal to the quotient obtained by dividing (x) $1,000,000 by (y) the Conversion Price then in effect on any Conversion Date or Fundamental Change Conversion Date. For the avoidance of doubt, the Maturity Date is deemed a Conversion Date.

(ii)              Cash in Lieu of Fractional Shares. If the number of Common Shares deliverable pursuant to Section 5.03(A)(i) upon conversion of the Loan is not a whole number, then such number will be rounded down to the nearest whole number and the Borrower will deliver, in addition to the other consideration due upon such conversion, cash in lieu of the related fractional share in an amount equal to the product of (1) such fraction and (2) the Last Reported Sale Price per Common Share on the Conversion Date or the Fundamental Change Conversion Date for such conversion (or, if such Conversion Date or Fundamental Change Conversion Date is not a Trading Day, the immediately preceding Trading Day).

(iii)            [Reserved].

(B)             Delivery of the Conversion Consideration. Except as set forth in Section 5.05(B), and subject to the Lender having paid any amounts due under Section 5.02(D) and Section 5.03(C), the Borrower will pay or deliver, as applicable, the Conversion Consideration due upon the conversion of the Loan to the Lender plus the Conversion Fee Shares on or before the second (2nd) Business Day immediately after the Conversion Date or the Fundamental Change Conversion Date for such conversion.

(C)             Delivery of Nominal Value Payment to the Borrower Upon Conversion. Upon conversion of the Loan in accordance with (1) the Articles of Association of the Borrower and (2) Section 5.02(A) hereof, the conversion notice shall be accompanied by an amount in cash equal to the nominal value per Common Share for each Common Share such Lender is entitled to receive as Conversion Consideration and Conversion Fee Shares upon conversion of the Loan. The Lender shall similarly be obligated to pay such amount in connection with any automatic conversion of the Loan on the Maturity Date pursuant to Section 5.01(D), on any conversion of the Loan at the Borrower’s option pursuant to Section 5.01(E) or upon the occurrence of a Fundamental Change pursuant to Article 4 (notwithstanding the fact that no conversion notice shall be required in the event of a Fundamental Change as described in Section 5.02(A) or any automatic conversion of the Loan on the Maturity Date pursuant to Section 5.01(D)). Notwithstanding the foregoing, the Borrower may advance, on Lender’s behalf, any amounts necessary to ensure that the conversion of the Loan is not delayed by the foregoing requirement (or any other requirement hereunder or under any applicable law) that the Lender pay the Borrower the nominal value per Common Share for each Common Share such Lender is entitled to receive as Conversion Consideration and Conversion Fee Shares before the conversion is complete; provided that, if the Borrower does advance any such amounts, the Lender shall repay the Borrower such amounts in cash within five (5) Business Days of any such conversion.

(D)            Settlement of Accrued Interest Notwithstanding Conversion. The Borrower’s delivery of the Conversion Consideration and Conversion Fee Shares due in respect of conversion of the Loan will be deemed to fully satisfy and discharge the Borrower’s obligation to pay the Principal Amount of, and accrued and unpaid interest, if any (to the extent such accrued and unpaid interest is not included in the Principal Amount), on the Loan to, but, excluding the Conversion Date or Fundamental Change Conversion Date, as applicable. As a result, any accrued and unpaid interest on the converted Loan will be deemed to be paid in full rather cancelled, extinguished or forfeited.

Section 5.04.     Reserve and Status of Common Shares Issued Upon Conversion.

(A)            Share Reserve. At all times when the Loan is outstanding, the Borrower will not propose at any general meeting of the Borrower’s shareholders any reduction of the authorized share capital (“maatschappelijk kapitaal”) such that it becomes insufficient to provide for the conversion of the Loan and will use its best efforts to ensure that its authorized share capital (“maatschappelijk kapitaal”) is sufficient to permit the conversion of the then-outstanding Principal Amount of the Loan. To the extent the Borrower delivers Common Shares held in its treasury in settlement of the conversion of the Loan, each reference in these Terms and Conditions to the issuance of Common Shares in connection therewith will be deemed to include such delivery, mutatis mutandis.

(B)             Status of Conversion Shares; Listing. Each Conversion Share delivered upon conversion of the Loan will be a newly issued or treasury share and will be duly authorized, validly issued, fully paid, non-assessable (meaning that the holder of a Common Share shall not by reason of merely being such a holder be subject to assessment or calls by the Company or its creditors for further payment on such Common Share), free from preemptive rights and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of the Lender or the Person to whom such Conversion Share will be delivered). The initial number of Conversion Shares to be delivered upon conversion of the Loan is 15,000,000 (representing (i) a number of Common Shares of the Company equal to the quotient obtained by dividing (x) the Principal Amount of the Loan plus accrued and unpaid interest (which, in no event shall be less than $2,000,000) by (y) the Conversion Price plus (ii) the Conversion Fee Shares); provided, however, such amount is subject to adjustment pursuant to Section 5.05 in accordance with the terms thereof. If the Common Shares are then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Borrower will cause each Conversion Share, when delivered upon conversion of the Loan, to be admitted for listing on such exchange or quotation on such system.

Section 5.05.     Adjustments to the Conversion Price.

(A)            Events Requiring an Adjustment to the Conversion Price. The Conversion Price will be adjusted from time to time as follows (provided that, for the avoidance of doubt, the conversion of the Loan in accordance with these Terms and Conditions will not result in an adjustment of the Conversion Price):

(i)               Share Dividends, Splits and Combinations. If the Borrower issues solely Common Shares as a dividend or distribution on all or substantially all Common Shares, or if the Borrower effects a share split or a share combination of the Common Shares (in each case excluding an issuance solely pursuant to a Common Shares Change Event, as to which Section 5.07 will apply), then the Conversion Price will be adjusted based on the following formula:

where:

CP0	=	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such share split or share combination, as applicable;

CP1	=	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date or effective date, as applicable;

OS0	=	the number of Common Shares outstanding immediately before the Open of Business on such Ex-Dividend Date or effective date, as applicable, without giving effect to such dividend, distribution, share split or share combination; and

OS1	=	the number of Common Shares outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

If any dividend, distribution, share split or share combination of the type described in this Section 5.05(A)(i) is declared or announced, but not so paid or made, then the Conversion Price will be readjusted, effective as of the date the Board of Managing Directors determines not to pay such dividend or distribution or to effect such share split or share combination, to the Conversion Price that would then be in effect had such dividend, distribution, share split or share combination not been declared or announced.

(ii)              Rights, Options and Warrants. If the Borrower distributes, to all or substantially all holders of Common Shares, rights, options or warrants (other than (x) rights issued or otherwise distributed pursuant to a shareholder rights plan; or (y) pursuant to an Initial Degressive Issuance or Degressive Issuance, as applicable, for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5.05(B)) pursuant to Section 5.05(A)(vi), entitling such holders, for a period of not more than sixty (60) calendar days after the record date of such distribution, to subscribe for or purchase Common Shares at a price per share that is less than the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Price will be decreased based on the following formula:

where:

CP0	=	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CP1	=	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date;

OS	=	the number of Common Shares outstanding immediately before the Open of Business on such Ex-Dividend Date;

X	=	the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	a number of Common Shares obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced.

To the extent such rights, options or warrants are not so distributed, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the increase to the Conversion Price for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that Common Shares are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the decrease to the Conversion Price for such distribution been made on the basis of delivery of only the number of Common Shares actually delivered upon exercise of such rights, option or warrants.

For purposes of this Section 5.05(A)(ii), in determining whether any rights, options or warrants entitle holders of Common Shares to subscribe for or purchase Common Shares at a price per share that is less than the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Borrower receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board of Managing Directors.

(iii)            Spin-Offs and Other Distributed Property.

(1)               Distributions Other than Spin-Offs. If the Borrower distributes its Capital Shares, evidences of its indebtedness or other assets or property of the Borrower, or rights, options or warrants to acquire Capital Shares of the Borrower or other securities, to all or substantially all holders of the Common Shares, excluding:

(t)       any distribution pursuant to an Initial Degressive Issuance or a Degressive Issuance for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5.05(B)) pursuant to Section 5.05(A)(vi), as applicable;

(u)       dividends, distributions, rights, options or warrants for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5.05(B)) pursuant to Section 5.05(A)(i)

or 5.05(A)(ii), as applicable;

(v)       dividends or distributions paid exclusively in cash for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5.05(B)) pursuant to Section 5.05(A)(iv);

(w)       rights issued or otherwise distributed pursuant to a stockholder rights plan;

(x)       Spin-Offs for which an adjustment to the Conversion Price is required (or would be required without regard to Section 5.05(B)) pursuant to Section 5.05(A)(iii)(2);

(y)       a distribution solely pursuant to a tender offer or exchange offer for Common Shares, as to which Section 5.05(A)(v) will apply; and

(z)       a distribution solely pursuant to a Common Shares Change Event, as to which Section 5.07 will apply,

then the Conversion Price will be decreased based on the following formula:

where:

CP0	=	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CP1	=	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date;

SP	=	the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before such Ex-Dividend Date; and

FMV	=	the fair market value (as determined by the Board of Managing Directors), as of such Ex-Dividend Date, of the Capital Shares, evidences of indebtedness, assets, property, rights, options or warrants distributed per Common Share pursuant to such distribution;

provided, however, that if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Price, the Lender will receive, for each

Common Share such Lender would have owned had such Lender converted the Loan on the record date for such distribution (which number of Common Shares shall be equal to the quotient obtained by dividing (1) the Principal Amount of the Loan plus accrued and unpaid interest by (2) the Conversion Price then in effect on such record date), at the same time and on the same terms as holders of Common Shares, the amount and kind of Capital Shares, evidences of indebtedness, assets, property, rights, options or warrants distributed per one Common Share.

To the extent such distribution is not so paid or made, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(2)               Spin-Offs. If the Borrower distributes or dividends Capital Shares of any class or series, or similar equity interests, of or relating to an Affiliate, a Subsidiary or other business unit of the Borrower to all or substantially all holders of the Common Shares (other than solely pursuant to (x) a Common Shares Change Event, as to which Section 5.07 will apply; or (y) a tender offer or exchange offer for Common Shares, as to which Section 5.05(A)(v) will apply), and such Capital Shares or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “Spin-Off”), then the Conversion Price will be decreased based on the following formula:

where:

CP0	=	the Conversion Price in effect immediately before the Close of Business on the last Trading Day of the Spin-Off Valuation Period for such Spin-Off;

CP1	=	the Conversion Price in effect immediately after the Close of Business on the last Trading Day of the Spin-Off Valuation Period;

FMV	=	the product of (x) the average of the Last Reported Sale Prices per share or unit of the Capital Shares or equity interests distributed in such Spin-Off over the ten (10) consecutive Trading Day period (the “Spin-Off Valuation Period”) beginning on, and including, the Ex-Dividend Date for such Spin-Off (such average to be determined as if references to Common Shares in the definitions of Relevant Stock Exchange, Last Reported Sale Price, Trading Day and Market Disruption Event were instead references to such Capital Shares or equity interests); and (y) the number of shares or units of such Capital Shares or equity interests distributed per Common Share in such Spin-Off; and

SP	=	the average of the Last Reported Sale Prices per Common Share for each Trading Day in the Spin-Off Valuation Period.

Notwithstanding anything to the contrary in this Section 5.05(A)(iii)(2), if the Conversion Date for the Loan to be converted occurs during the Spin-Off Valuation Period for such Spin-Off, then, solely for purposes of determining the Conversion Consideration and Conversion Fee Shares for such conversion, such Spin-Off Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Ex-Dividend Date for such Spin-Off to, and including, such Conversion Date.

To the extent any dividend or distribution of the type set forth in this Section 5.05(A)(iii)(2) is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(iv)             Cash Dividends or Distributions. If any dividend or distribution of cash is made to all or substantially all holders of Common Shares, then the Conversion Price will be decreased based on the following formula:

where:

CP0	=	the Conversion Price in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution;

CP1	=	the Conversion Price in effect immediately after the Open of Business on such Ex-Dividend Date;

SP	=	the Last Reported Sale Price per Common Share on the Trading Day immediately before such Ex-Dividend Date; and

D	=	the cash amount distributed per Common Share in such dividend or distribution;

provided, however, that if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Price, the Lender will receive, for each Common Share such Lender would have owned had such Lender converted the Loan on the record date for such dividend or distribution (which number of Common Shares shall be equal to the quotient obtained by dividing (1) the Principal Amount of the Loan plus accrued and unpaid interest by (2) the Conversion Price then in effect on such record date), at the same time and on the same terms as holders of Common Shares, the amount of cash distributed per one Common Share.

To the extent such dividend or distribution is declared but not made or paid, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(v)               Tender Offers or Exchange Offers. If the Borrower or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for Common Shares, and the value (determined as of the Expiration Time by the Board of Managing Directors) of the cash and other consideration paid per Common Share in such tender or exchange offer exceeds the Last Reported Sale Price per Common Share on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Price will be decreased based on the following formula:

where:

CP0	=	the Conversion Price in effect immediately before the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period for such tender or exchange offer;

CP1	=	the Conversion Price in effect immediately after the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period;

AC	=	the aggregate value (determined as of the time (the “Expiration Time”) such tender or exchange offer expires by the Board of Managing Directors) of all cash and other consideration paid for Common Shares purchased or exchanged in such tender or exchange offer;

OS0	=	the number of Common Shares outstanding immediately before the Expiration Time (including all Common Shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of Common Shares outstanding immediately after the Expiration Time (excluding all Common Shares accepted for purchase or exchange in such tender or exchange offer); and

SP	=	the average of the Last Reported Sale Prices per Common Share over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

provided, however, that the Conversion Price will in no event be adjusted down pursuant to this Section 5.05(A)(v), except to the extent provided in the immediately following paragraph. Notwithstanding anything to the contrary in this Section 5.05(A)(v), if the Conversion Date for the Loan to be converted occurs during the Tender/Exchange Offer Valuation Period for such tender or exchange offer, then, solely for purposes of determining the Conversion Consideration or the Conversion Fee Shares for such conversion, such Tender/Exchange Offer Valuation Period will be deemed to consist of the Trading Days occurring in the period from, and including, the Trading Day immediately after the Expiration Date to, and including, such Conversion Date.

To the extent such tender or exchange offer is announced but not consummated (including as a result of the Borrower being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of Common Shares in such tender or exchange offer are rescinded, the Conversion Price will be readjusted to the Conversion Price that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of Common Shares, if any, actually made, and not rescinded, in such tender or exchange offer.

(vi)            Degressive Issuances. If, on or after the Closing Date, the Borrower or any of its Subsidiaries issues or otherwise sells any Common Shares, or any Equity-Linked Securities, in each case at an Effective Price per Common Share that is less than the Conversion Price in effect (before giving effect to the adjustment required by this Section 5.05(A)(vi)) as of the date of the issuance or sale of such shares or Equity-Linked Securities (such an issuance or sale, a “Degressive Issuance”), then, effective as of the Close of Business on such date, the Conversion Price will be decreased to an amount equal to the Weighted Average Issuance Price. For these purposes, the “Weighted Average Issuance Price” will be equal to:

where:

CP	=	the Conversion Price in effect immediately before giving effect to the adjustment required by this Section 5.05(A)(vi);

OS	=	the number of Common Shares outstanding immediately before such Degressive Issuance;

EP	=	the Effective Price per share of Common Shares in such Degressive Issuance; and

X	=	the sum, without duplication, of (x) the total number of Common Shares issued or sold in such Degressive Issuance; and (y) the maximum number of Common Shares underlying such Equity-Linked Securities issued or sold in such Degressive Issuance;

provided, however, that (1) the Conversion Price will not be adjusted pursuant to this Section 5.05(A)(vi) solely as a result of an Exempt Issuance; (2) the issuance of Common Shares pursuant to any such Equity-Linked Securities will not constitute an additional issuance or sale of Common Shares for purposes of this Section 5.05(A)(vi) (it being understood, for the avoidance of doubt, that the issuance or sale of such Equity-Linked Securities, or any re-pricing or amendment thereof, will be subject to this Section 5.05(A)(vi)); and (3) in no event will the Conversion Price be increased pursuant to this Section 5.05(A)(vi). For purposes of this Section 5.05(A)(vi), any re-pricing or amendment of any Equity-Linked Securities (including, for the avoidance of doubt, any Equity-Linked Securities existing as of the Closing Date) will be deemed to be the issuance of additional Equity-Linked Securities, without affecting any prior adjustments theretofore made to the Conversion Price. The Borrower will not effect any Degressive Issuance that would result in an adjustment to the Conversion Price pursuant to this Section 5.05(A)(vi) that requires the approval of the Borrower’s shareholders, unless the Borrower has obtained such shareholder approval before such Degressive Issuance.

(B)             Adjustments Not Yet Effective. Notwithstanding anything to the contrary in these Terms and Conditions, if:

(i)               the Loan is to be converted;

(ii)              the record date, effective date or Expiration Time for any event that requires an adjustment to the Conversion Price pursuant to Section 5.05(A) (but without regard to Section 5.05(A)(vi)) has occurred on or before the Conversion Date for such conversion, but an adjustment to the Conversion Price for such event has not yet become effective as of such Conversion Date;

(iii)             the Conversion Consideration due upon such conversion includes any whole Common Shares; and

(iv)             such shares are not entitled to participate in such event (because they were not held on the related record date or otherwise),

then, solely for purposes of such conversion, the Borrower will, without duplication, give effect to such adjustment on such Conversion Date. In such case, if the date on which the Borrower is otherwise required to deliver the consideration due upon such conversion is before the first date on which the amount of such adjustment can be determined, then the Borrower will delay the settlement of such conversion until the second (2nd) Business Day after such first date.

(C)             Conversion Price Adjustments where Converting Lenders Participate in the Relevant Transaction or Event. Notwithstanding anything to the contrary in these Terms and Conditions, if:

(i)               a Conversion Price adjustment for any dividend or distribution becomes effective on any Ex-Dividend Date pursuant to Section 5.05(A) (but without regard to Section 5.05(A)(vi));

(ii)              the Loan is to be converted;

(iii)             the Conversion Date for such conversion occurs on or after such Ex-Dividend Date and on or before the related record date;

(iv)            the Conversion Consideration due upon such conversion includes any whole Common Shares based on a Conversion Price that is adjusted for such dividend or distribution; and

(v)             such shares would be entitled to participate in such dividend or distribution (including pursuant to Section 5.02(C)),

then (x) such Conversion Price adjustment will not be given effect for such conversion and (y) the Common Shares issuable upon such conversion based on such unadjusted Conversion Price will be entitled to participate in such dividend or distribution.

(D)             Limitation on Effecting Transactions Resulting in Certain Adjustments. The Borrower will not engage in or be a party to any transaction or event that would require the Conversion Price to be adjusted pursuant to Section 5.05(A) to an amount, if any, that, under applicable law, would not permit the Common Shares issuable upon conversion to be legally issued and valid.

(E)             Equitable Adjustments to Prices. Whenever any provision of these Terms and Conditions requires the Borrower to calculate the average of the Last Reported Sale Prices, or any function thereof, over a period of multiple days (including to calculate an adjustment to the Conversion Price), the Borrower will make proportionate adjustments, if any, to such calculations to account for any adjustment to the Conversion Price pursuant to Section 5.05(A)(i) that becomes effective, or any event requiring such an adjustment to the Conversion Price where the Ex-Dividend Date or effective date, as applicable, of such event occurs, at any time during such period.

(F)             Calculation of Number of Outstanding Common Shares. For purposes of Section 5.05(A), the number of Common Shares outstanding at any time will exclude Common Shares held in the Borrower’s treasury (unless the Borrower pays any dividend or makes any distribution on Common Shares held in its treasury).

(G)             Calculations. All calculations with respect to the Conversion Price and adjustments thereto will be made to the nearest cent.

(H)             Notice of Conversion Price Adjustments. Upon the effectiveness of any adjustment to the Conversion Price pursuant to Section 5.05(A), the Borrower will promptly send notice to the Lenders containing (i) a brief description of the transaction or other event on account of which such adjustment was made; (ii) the Conversion Price in effect immediately after such adjustment; and (iii) the effective time of such adjustment.

Section 5.06.     Voluntary Adjustments.

(A)             Generally. To the extent permitted by law and applicable stock exchange rules, the Borrower, from time to time, may (but is not required to) decrease the Conversion Price by any amount if (i) the Board of Managing Directors determines that such decrease is either (x) in the best interest of the Borrower; or (y) advisable to avoid or diminish any income tax imposed on holders of Common Shares or rights to purchase Common Shares as a result of any dividend or distribution of Common Shares (or rights to acquire Common Shares) or any similar event; (ii) such decrease is in effect for a period of at least twenty (20) Business Days; and (iii) such decrease is irrevocable during such period.

(B)              Notice of Voluntary Decreases. If the Board of Managing Directors determines to decrease the Conversion Price pursuant to Section 5.06(A), then, no later than the first Business Day of the related twenty (20) Business Day period referred to in Section 5.06(A), the Borrower will send notice to the Lender of such decrease, the amount thereof and the period during which such decrease will be in effect.

Section 5.07.     Effect of Common Shares Change Event.

(A)             Generally. If there occurs any:

(i)               recapitalization, reclassification or change of the Common Shares (other than (x) changes solely resulting from a subdivision or combination of the Common Shares, (y) a change only in par value or from par value to no par value or no par value to par value and (z) share splits and share combinations that do not involve the issuance of any other series or class of securities);

(ii)              consolidation, merger, combination or binding or statutory share exchange involving the Borrower;

(iii)             sale, lease or other transfer of all or substantially all of the assets of the Borrower and its Subsidiaries, taken as a whole, to any Person; or

(iv)             other similar event,

and, as a result of which, the Common Shares are converted into, or are exchanged for, or represent solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a “Common Shares Change Event,” and such other securities, cash or property, the “Reference Property,” and the amount and kind of Reference Property that a holder of one (1) Common Share would be entitled to receive on account of such Common Shares Change Event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “Reference Property Unit”), then, notwithstanding anything to the contrary in these Terms and Conditions,

(1)       from and after the effective time of such Common Shares Change Event, (I) the Conversion Consideration and the Conversion Fee Shares due upon conversion of the Loan will be determined in the same manner as if each reference to any number of Common Shares in this Article 5 (or in any related definitions) were instead a reference to the same number of Reference Property Units; and (II) for purposes of the definition of “Fundamental Change” references to “Common Shares” and the Borrower’s “common equity” will be deemed to refer to the common equity (including depositary receipts representing common equity), if any, forming part of such Reference Property; and

(2)       for these purposes, the Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith and in a commercially reasonable manner by the Borrower (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

If the Reference Property consists of more than a single type of consideration to be determined based in part upon any form of shareholder election, then the composition of the Reference Property Unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per Common Share, by the holders of Common Shares. The Borrower will notify the Lender of such weighted average as soon as practicable after such determination is made.

At or before the effective time of such Common Shares Change Event, the Borrower and the resulting, surviving or transferee Person (if not the Borrower) of such Common Shares Change Event (the “Successor Person”) will execute and deliver to the Lender such instrument(s) or other document(s) as may be necessary or reasonable to give effect to the provisions of this Section 5.07(A), including to (x) provide for subsequent conversions of the Loan in the manner set forth in this Section 5.07; and (y) provide for subsequent adjustments to the Conversion Price pursuant to Section 5.05(A) in a manner consistent with this Section 5.07. If the Reference Property includes shares of stock or other securities or assets (other than cash) of a Person other than the Successor Person, then such other Person will also execute such instrument(s) or other document(s) and the same will contain such additional provisions, if any, that the Borrower reasonably determines are appropriate to preserve the economic interests of the Lender.

(B)             Notice of Common Shares Change Events. The Borrower will provide notice of each Common Shares Change Event to the Lender no later than the effective date of such Common Shares Change Event.

(C)             Compliance Covenant. The Borrower will not become a party to any Common Shares Change Event unless its terms are consistent with this Section 5.07.

Article 6.         Successors

Section 6.01.     When the Borrower May Merge, Etc.

The Borrower will not consolidate with or merge with or into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Borrower and its Subsidiaries, taken as a whole, to another Person (a “Business Combination Event”), unless:

(A)             the resulting, surviving or transferee Person either (x) is the Borrower or (y) if not the Borrower, is a corporation (the “Successor Entity”) duly organized and existing under the laws of the Netherlands or the laws of the United States of America, any State thereof or the District of Columbia that expressly assumes (by executing and delivering to the Lender, at or before the effective time of such Business Combination Event, such appropriate instrument(s) or other documentation) all of the Borrower’s obligations under these Terms and Conditions (including, for the avoidance of doubt, the obligation to pay Additional Amounts pursuant to Section 3.02); and

(B)              immediately after giving effect to such Business Combination Event, no Default or Event of Default will have occurred and be continuing.

Section 6.02.     Successor Entity Substituted.

At the effective time of any Business Combination Event that complies with Section 6.01, the Successor Entity (if not the Borrower) will succeed to, and may exercise every right and power of, the Borrower under these Terms and Conditions with the same effect as if such Successor Entity had been named as the Borrower in these Terms and Conditions, and, except in the case of a lease, the predecessor Borrower will be discharged from its obligations under these Terms and Conditions and the other Transaction Documents.

Article 7.         Defaults and Remedies

Section 7.01.     Events of Default.

(A)             Definition of Events of Default. “Event of Default” means the occurrence of any of the following:

(i)               a default in the payment when due (whether at maturity or otherwise) of any accrued and unpaid interest, if any, on the Loan;

(ii)              the Borrower’s failure to deliver, when required by these Terms and Conditions, a Fundamental Change Notice, if such failure is not cured within five (5) Business Days after its occurrence;

(iii)             a default in the Borrower’s obligation to convert the Loan in accordance with Article 4 or Article 5 upon the exercise of the conversion right with respect thereto, which default continues for five (5) Business Days after its occurrence;

(iv)             a default in the Borrower’s obligations under Article 6;

(v)              a default in any of the Borrower’s obligations or agreements under these Terms and Conditions or any other Transaction Document (other than a default set forth in clause (i), (ii), (iii) or (iv) of this Section 7.01(A)) where such default is not cured or waived within thirty (30) days after notice to the Borrower by the Lender, which notice must specify such default, demand that it be remedied and state that such notice is a “Notice of Default”;

(vi)             a default by the Borrower or any of the Borrower’s Significant Subsidiaries with respect to any one or more mortgages, agreements or other instruments under which there is outstanding, or by which there is secured or evidenced, any indebtedness for money borrowed of at least five hundred thousand dollars ($500,000) (or its foreign currency equivalent) in the aggregate of the Borrower or any of the Borrower’s Significant Subsidiaries, whether such indebtedness exists as of the Closing Date or is thereafter created, where such default:

(1)               constitutes a failure to pay the principal of, or premium or interest on, any of such indebtedness when due and payable at its stated maturity, upon required repayment, upon declaration of acceleration or otherwise; or

(2)               results in such indebtedness becoming or being declared due and payable before its stated maturity;

(vii)           one or more final judgments being rendered against the Borrower or any of the Borrower’s Significant Subsidiaries for the payment of at least five hundred thousand dollars ($500,000) (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance), where such judgment is not discharged or stayed within sixty (60) days after (i) the date on which the right to appeal the same has expired, if no such appeal has commenced; or (ii) the date on which all rights to appeal have been extinguished;

(viii)          the Borrower denies or disaffirms its obligations under the Registration Rights Agreement;

(ix)             the Borrower or any of its Significant Subsidiaries, pursuant to or within the meaning of any Bankruptcy Law, either:

(1)               commences a voluntary case or proceeding;

(2)               consents to the entry of an order for relief against it in an involuntary case or proceeding;

(3)               consents to the appointment of a custodian of it or for any substantial part of its property;

(4)               makes a general assignment for the benefit of its creditors;

(5)               takes any comparable action under any foreign Bankruptcy Law; or

(6)               generally is not paying its debts as they become due; or

(x)              a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either:

(1)               is for relief against the Borrower or any of its Significant Subsidiaries in an involuntary case or proceeding;

(2)             appoints a custodian of the Borrower or any of its Significant Subsidiaries, or for any substantial part of the property of the Borrower or any of its Significant Subsidiaries;

(3)               orders the winding up or liquidation of the Borrower or any of its Significant Subsidiaries; or

(4)               grants any similar relief under any foreign Bankruptcy Law,

and, in each case under this Section 7.01(A)(x), such order or decree remains unstayed and in effect for at least sixty (60) days.

(xi)             a breach or default in the Borrower’s obligations or agreements under Section 6(a) (Right to Nominate Lender Director), Section 6(d) (Use of Proceeds) or Section 6(f) (Indebtedness) of the Loan Agreement or under Section 2 (Certain New Securities; Preemptive Rights) under the Preemptive Rights Agreement;

(xii)            an Event of Default (as defined in the Joint Venture Agreement) under Section 14 of the Joint Venture Agreement occurs (without giving effect to the applicable grace or cure periods described therein) and any such Event of Default continues for a period of thirty (30) days following such Event of Default.

(B)             Cause Irrelevant. Each of the events set forth in Section 7.01(A) will constitute an Event of Default regardless of the cause thereof or whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

Section 7.02.     Acceleration.

If an Event of Default occurs, then the Principal Amount of, and all accrued and unpaid interest on, the Loan then outstanding will become due and payable without any further action or notice by any Person (x) with respect to an Event of Default under Section 7.01(A)(ix) or Section 7.01(A)(x), immediately, and (y) with respect to any other Event of Default, at the election of the Lender by notice to the Borrower.

Article 8.         Miscellaneous

Section 8.01.     Notices.

Any notice or communication by the Borrower will be deemed to have been duly given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by e-mail, facsimile transmission, or other similar means of unsecured electronic communication (with written confirmation of transmission) or (c) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as the Borrower may have specified by notice given to the other Parties pursuant to this provision):

Centogene N.V.

Am Strande 7

18055 Rostock

Germany

Attention: [***]

with a copy (which will not constitute notice) to:

Davis Polk & Wardwell London LLP

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

Attention: Leo Borchardt

And

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

United States

Attention: David Hahn

And

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attn: Paul van der Bijl

Email: Paul.vanderBijl@nautadutilh.com

The Borrower or the Lender, by notice to the other, may designate additional or different addresses (including facsimile numbers and electronic addresses) for subsequent notices or communications. The Borrower will record in the Register any such additional or different address provided by the Lender.

All notices or communications required to be made to a Lender pursuant to these Terms and Conditions must be made in writing and will be deemed to be duly sent or given in writing if mailed by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to its address shown on the Register. The failure to send a notice or communication to a Lender, or any defect in such notice or communication, will not affect its sufficiency with respect to any other Lender, if applicable.

All notices and communications will be deemed to have been duly given: (A) at the time delivered by hand, if personally delivered; (B) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; (C) when receipt acknowledged, if transmitted by facsimile, electronic transmission or other similar means of unsecured electronic communication; and (D) the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

Section 8.02.     No Personal Liability of Directors, Officers, Employees and Shareholders.

No past, present or future director, officer, employee, incorporator or shareholder of the Borrower, as such, will have any liability for any obligations of the Borrower under these Terms and Conditions or for any claim based on, in respect of, or by reason of, such obligations or their creation and by making the Loan pursuant to the Loan Agreement, the Lender waives and releases all such liability. Such waiver and release are part of the consideration for assumption of the Loan on the part of the Borrower.

Section 8.03.     Governing Law; Waiver of Jury Trial.

THESE TERMS AND CONDITIONS, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THESE TERMS AND CONDITIONS, WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF BORROWER AND LENDER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THESE TERMS AND CONDITIONS OR THE TRANSACTIONS CONTEMPLATED BY THESE TERMS AND CONDITIONS.

Section 8.04.     Arbitration.

The Borrower and each Lender agrees that any dispute, difference, claim, question or controversy arising out of or in connection with these Terms and Conditions, which is not amicably settled between the Borrower and the Lender within a period of one month from the date of the start of negotiations between the Borrower and the Lender, shall be finally resolved pursuant to arbitration pursuant to the terms set forth in this Section 8.04. New York, New York will be the place of arbitration. Arbitration shall be governed by Judicial Arbitration & Mediation Services (“JAMS”) and its JAMS Comprehensive Rules and Procedures (“JAMS Rules”) in effect at the time the arbitration is commenced. A panel of three neutral arbitrators will be selected in accordance with the JAMS Rules to conduct the arbitration. The arbitration shall be conducted in English. The arbitral award shall be final and enforced in any court of competent jurisdiction by either party. To the extent permissible by applicable law, the Borrower and the Lender hereby waive any right to appeal the decision of the arbitration. The arbitral tribunal may award legal costs and expenses as it deems fit. The Borrower and the Lender hereby acknowledge and agree that arbitrators may issue procedural orders and decide on interim measures/injunctions in the course of the arbitration. The Borrower and the Lender agree that any one of them may request in aid of arbitration from any court of competent jurisdiction, injunctive relief or other conservatory measures. The Borrower and each Lender agrees that the fact of any arbitration hereunder, the content of any such proceedings and the outcome thereof shall be treated as confidential and shall be held confidential by either party and their respective Representatives.

Section 8.05.     No Adverse Interpretation of Other Agreements.

These Terms and Conditions may not be used to interpret any indenture, note, loan or debt agreement of the Borrower or its Subsidiaries or of any other Person, and no such indenture, note, loan or debt agreement may be used to interpret these Terms and Conditions.

Section 8.06.     Successors.

All agreements of the Borrower in the Loan Agreement and these Terms and Conditions will bind its successors.

Section 8.07.     Calculations.

Except as otherwise provided in these Terms and Conditions, the Borrower will be responsible for making all calculations called for under these Terms and Conditions, including determinations of the Last Reported Sale Price, accrued interest on the Loan and the Conversion Price.

The Borrower will make all calculations in good faith, and, absent manifest error, its calculations will be final and binding on the Lender. The Borrower will provide a schedule of its calculations to the Lender upon request.

Section 8.08.     Severability.

If any provision of these Terms and Conditions or any other Transaction Document is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of these Terms and Conditions or the other Transaction Documents will not in any way be affected or impaired thereby.

Section 8.09.     Table of Contents, Headings, Etc.

The table of contents and the headings of the Articles and Sections of these Terms and Conditions have been inserted for convenience of reference only, are not to be considered a part of these Terms and Conditions and will in no way modify or restrict any of the terms or provisions of these Terms and Conditions.

Section 8.10.     Service of Process.

The Borrower irrevocably appoints Centogene US, LLC, which currently maintains an office at 99 Erie St, Cambridge, MA 02139, United States of America, as its authorized agent in the United States upon which process may be served in any suit, action or proceeding referred to in Section 8.04, and agrees that service of process upon such agent, and written notice of such service to the Borrower by the person serving the same to Centogene N.V., Am Strande 7, 18055 Rostock, Germany, Attention: [***], will be, in every respect, effective service of process upon the Borrower in any such suit, action or proceeding. The Borrower agrees to take any and all reasonable action as may be necessary to maintain such designation and appointment of such agent in full force and effect until the date that is six (6) months after the Maturity Date. If, for any reason, such agent ceases to be such agent for service of process, then the Borrower will promptly appoint a new agent of recognized standing for service of process in the United States and deliver to the Lender a copy of the new agent’s acceptance of that appointment within ten (10) Business Days of such acceptance. Nothing in this Section 8.10 will affect the right of the Lender to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Borrower in any other court of competent jurisdiction. To the extent that the Borrower has or hereafter may acquire any sovereign or other immunity from jurisdiction of any court or from any legal process with respect to itself or its property, the Borrower irrevocably waives such immunity in respect of its obligations under these Terms and Conditions.

[The Remainder of This Page Intentionally Left Blank]

EXHIBIT A

FORM OF CONVERSION NOTICE

CONVERSION NOTICE

CENTOGENE N.V.

Loan

Subject to the terms of the Terms and Conditions and the Loan Agreement, by executing and delivering this Conversion Notice, the undersigned Lender identified below directs the Borrower to convert the entire Principal Amount (as defined in the Loan Agreement) of the Loan.

Date:
(Legal Name of Lender)

By:
Name:
Title:

A - 1

EXHIBIT B

FORM OF ASSIGNMENT

ASSIGNMENT FORM

centogene n.v.

Loan

Subject to the terms of the Terms and Conditions, the undersigned Lender identified below assigns (check one):

☐	the entire Principal Amount of

☐	$ aggregate Principal Amount of

the Loan and all rights thereunder, to:

Name:

Address:

Social security or tax id. #:

and irrevocably appoints:

as agent to transfer and assign such Loan on the books of the Borrower. The agent may substitute another to act for him/her.

Date:
(Legal Name of Lender)

By:
Name:
Title:

B - 1